AR/S

Organic TO GO™
It's What's Inside That Counts!

[redacted]

08048507

ORGANIC TO GO FOOD CORPORATION
3317 Third Avenue South
Seattle, Washington 98134

April 14, 2008

To Stockholders:

You are cordially invited to attend the Annual Meeting of Stockholders of Organic To Go Food Corporation, which will be held at 10:00 a.m., local time, on May 16, 2008, at 601 Union Street, 51st Floor, Seattle, Washington 98101. All holders of Organic To Go Food Corporation common stock as of the close of business on April 10, 2008 are entitled to vote at the Annual Meeting. Enclosed is a copy of the Notice of Annual Meeting of Stockholders, Proxy Statement and proxy card.

Your vote is very important. Whether or not you plan to attend the Annual Meeting, please vote as soon as possible. In order to facilitate your voting, you may vote in person at the meeting, by sending in your written proxy card. Your vote will ensure your representation at the Annual Meeting if you cannot attend in person. Please review the instructions on the proxy card regarding these voting options.

Thank you for your ongoing support and continued interest in Organic To Go Food Corporation.

Sincerely,

Jason Brown
Chairman and Chief Executive Officer

Organic TO GO
It's What's Inside That Counts!

ORGANIC TO GO FOOD CORPORATION
3317 Third Avenue South
Seattle, Washington 98134

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held May 16. 2008

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders (the "Annual Meeting") of Organic To Go Food Corporation, a Delaware corporation (the "Company"), will be held at 10:00 a.m., local time, on May 16, 2008, at 601 Union Street, 51st Floor, Seattle, Washington 98101, for the following purposes:

1. To elect seven directors to hold office for a one-year term and until their respective successors are elected and qualified.

2. To ratify the appointment of Rose, Snyder & Jacobs as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2008.

3. To ratify the amendment of the Company's 2007 Equity Participation Plan to increase the number of shares of common stock authorized for issuance under the plan by 2,000,000 shares.

4. To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, containing consolidated financial statements, is included with this mailing.

The Board of Directors has fixed the close of business on April 10, 2008, as the record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting and all adjourned meetings thereof.

By Order of the Board of Directors

Jason Brown
Chairman and Chief Executive Officer

Dated: April 14, 2008

WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE, WHICH WILL ENSURE REPRESENTATION OF YOUR SHARES AT THE ANNUAL MEETING. IF YOU LATER DESIRE TO REVOKE YOUR PROXY FOR ANY REASON, YOU MAY DO SO IN THE MANNER DESCRIBED IN THE ATTACHED PROXY STATEMENT.

TABLE OF CONTENTS

ORGANIC TO GO FOOD CORPORATION
3317 Third Avenue South
Seattle, Washington 98134

PROXY STATEMENT

GENERAL INFORMATION

This proxy statement ("Proxy Statement") is being furnished in connection with the solicitation of proxies by the board of directors (the "Board of Directors") of Organic To Go Food Corporation (together with its wholly owned subsidiary, Organic To Go, Inc., the "Company," "we," "our" or "us") for use at the Annual Meeting of Stockholders (the "Annual Meeting" or the "Meeting") to be held at 10:00 a.m., local time, on May 16, 2008, at 601 Union Street, 51st Floor, Seattle, Washington 98101, and at any adjournment thereof. It is anticipated that this Proxy Statement and accompanying proxy will be mailed on or about April 16, 2008, to all stockholders entitled to vote at the Annual Meeting. When your proxy is properly executed and returned, the shares it represents will be voted in accordance with any directions noted thereon.

At the close of business on April 10, the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting, we had issued and outstanding 36,329,755 shares of common stock, $0.001 par value per share. Each share of our common stock entitles the holder of record thereof to one vote on any matter coming before the Annual Meeting. Only stockholders of record at the close of business on April 10, are entitled to notice of, and to vote at, the Annual Meeting or any adjournment thereof.

Voting

You may vote by attending the Annual Meeting and voting in person. You may also vote by completing and mailing the enclosed proxy card. If your shares are held by a bank, broker or other nominee, please refer to the instructions they provide for voting your shares. All shares entitled to vote and represented by properly executed proxies received before the polls are closed at the Annual Meeting, and not revoked or superseded, will be voted at the Annual Meeting in accordance with the instructions indicated on those proxies.

The method of voting by proxy differs for shares held as a record holder and shares held in "street name," which means shares that are held of record by a broker, bank or other nominee. If you hold your shares of common stock as a record holder, you may vote by completing, dating and signing the enclosed proxy card and promptly returning it in the enclosed, preaddressed, postage paid envelope or otherwise mailing it to us by following the instructions on the enclosed proxy card. If you hold your shares of common stock in street name, which means your shares are held of record by a broker, bank or nominee, you will receive instructions from your broker, bank or other nominee that you must follow in order to vote your shares. Your broker, bank or nominee may allow you to deliver your voting instructions over the Internet or by telephone. Please see the voting instructions from your broker, bank or nominee that accompany this Proxy Statement.

If you plan to attend the Annual Meeting and wish to vote in person, you will be given a ballot at the Annual Meeting. Please note, however, that if your shares are held in street name and you wish to vote at the Annual Meeting, you must bring to the Annual Meeting a legal proxy from the record holder of the shares, which is the broker or other nominee, authorizing you to vote at the Annual Meeting.

Your vote is very important. Accordingly, please complete, sign and return the enclosed proxy card or voting instruction card whether or not you plan to attend the Annual Meeting in person. If you properly give your proxy and submit it to us in time to vote, one of the individuals named as your proxy will vote your shares as you have directed.

Any stockholder of record has the power to revoke his or her proxy at any time before it is voted by delivering a written notice to our Secretary, bearing a date later than the date of the proxy, stating that the proxy is revoked, or by signing and delivering a new proxy, relating to the same shares and bearing a later date than the original proxy. In addition, a stockholder of record attending the Annual Meeting may revoke his or her proxy and vote in person if he or she desires to do so, but attendance at the Annual Meeting will not of itself revoke the proxy. Written notices of revocation and other communications with respect to the revocation of proxies should be addressed to Organic To Go Food Corporation, 3317 Third Avenue South, Seattle, Washington 98134, Attention: Secretary.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank or other nominee. You must contact your broker, bank or other nominee to find out how to do so.

The enclosed proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the notice of Annual Meeting and with respect to other matters which may be properly brought before the Annual Meeting. At the time of printing this Proxy Statement, our management is not aware of any other matters to be presented for action at the Annual Meeting. If, however, other matters which are not now known to our management should properly come before the Annual Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the proxy holders.

Shares represented by executed and unrevoked proxies will be voted in accordance with the instructions contained therein or, in the absence of such instructions, in accordance with the recommendations of our Board of Directors. Our Board of Directors is recommending a vote "FOR" each of the seven director nominees, "FOR" the ratification of the selection of the independent auditors, and "FOR" the amendment of our 2007 Equity Participation Plan.

Quorum and Vote Required

The presence at the Annual Meeting, in person or by proxy, of the holders of a majority of the eligible votes on the record date will constitute a quorum, permitting the meeting to conduct its business. Proxies received, but marked as abstentions, and broker non-votes (*i.e.*, shares that are not voted by the broker who is the record holder of the shares because the broker is not instructed to vote by the actual owner of the shares and does not have discretionary authority to vote such shares) will be included in the calculation of the number of votes considered to be present at the Meeting for purposes of a quorum. Brokers or other nominees who hold shares of our common stock in street name for a beneficial owner of those shares generally have the authority to vote in their discretion on "routine" proposals when they have not received instructions from beneficial owners.

For Proposal 1, directors will be elected by a plurality of the votes cast. This means that the seven directors receiving the highest number of votes will be elected as directors. Any broker non-vote or abstention will not have an effect on the election of directors.

For Proposal 2, the affirmative vote of a majority of the shares represented in person or by proxy at the Annual Meeting and entitled to vote is required for the ratification of the selection of Rose, Snyder & Jacobs as our independent auditors. Abstentions will have the same effect as voting against this proposal. Any broker non-vote will not have an effect on the ratification of Rose, Snyder & Jacobs as our independent auditors.

For Proposal 3, the affirmative vote of a majority of the shares represented in person or by proxy at the Annual Meeting and entitled to vote is required for approval of the amendment of the Company's 2007 Equity Participation Plan. Abstentions will have the same effect as voting against this proposal. Broker non-votes will not have an effect on this proposal.

Solicitation

We will pay the expenses of soliciting proxies for the Annual meeting, including the cost of preparing, assembling, and mailing the proxy solicitation materials. In addition to the solicitation of proxies by mail, we will request that brokers, banks and other nominees that hold shares of our common stock, which are beneficially owned by our stockholders, send proxies and proxy materials to those beneficial owners and secure those beneficial owners' voting instructions. We will reimburse those record holders for their reasonable expenses. Proxies may be solicited personally, by mail, or by telephone, by directors, officers, and regular employees of the Company who will not be additionally compensated therefore.

The matters to be considered and acted upon at the Annual Meeting are referred to in the preceding notice and are more fully discussed below.

ELECTION OF DIRECTORS

(Proposal No. 1 of the Proxy Card)

Nominees

The Board of Directors consists of seven members. At each annual meeting of stockholders, directors are elected for a term of one year to succeed those directors whose terms expire on the annual meeting date.

The seven candidates nominated for election as directors at the Annual Meeting are Jason Brown, Dave Smith, Peter Meehan, Roy Bingham, Douglas Lioon, S.M. "Hass" Hassan and Gunnar Weikert. The enclosed proxy will be voted in favor of these individuals unless other instructions are given. If elected, the nominees will serve as directors until the Company's Annual Meeting of Stockholders in 2009, and until their successors are elected and qualified. If any nominee declines to serve or becomes unavailable for any reason, or if a vacancy occurs before the election (although the Company knows of no reason to anticipate that this will occur), the proxies may be voted for such substitute nominees as the Board of Directors may designate.

If a quorum is present and voting, the seven nominees for directors receiving the highest number of votes will be elected as directors. Abstentions and shares held by brokers that are present, but not voted because the brokers were prohibited from exercising discretionary authority, *i.e.*, broker non-votes, will be counted as present only for purposes of determining if a quorum is present.

The following table sets forth the nominees for election as directors at the Meeting. All of our directors, other than Gunnar Weikert, have held their positions with us since February 12, 2007, which is the date when we acquired Organic To Go, Inc.

Name	Age	Position	Director Since(1)
Jason Brown	50	Chief Executive Officer and Chairman	2007
Dave Smith	64	Director	2007
Peter Meehan	50	Director	2007
Roy Bingham(2)	44	Director	2007
Douglas Lioon(2)(3)	50	Director	2007
S.M. "Hass" Hassan(3)	58	Director	2007
Gunnar Weikert	44	Director	2008

(1) Messrs. Brown, Smith, Meehan, Bingham, Lioon and Hassan were appointed as directors of Organic To Go Food Corporation in connection with our merger with Organic To Go, Inc. in February 2007. Prior to the merger, Messrs. Brown, Smith, Meehan, Bingham, Lioon and Hassan served as directors of Organic To Go, Inc.

(2) Member of Audit Committee

(3) Member of Compensation Committee

Jason Brown served as Chief Executive Officer and Chairman of the Board of Directors of Organic To Go, Inc. since its inception in February 2004. Mr. Brown has more than 25 years of experience in branded direct to consumer retail operations. From 2000 through March 2003, Mr. Brown served as the Chief Executive Officer of Custom Nutrition Services, a company which provided consumers with personalized vitamin solutions based on tailored medical expertise which he founded. In April 2003, Custom Nutrition Services was sold to Drugstore.com for $5.6 million in cash and stock. From 1995 to 2000, Mr. Brown served as the Chief Executive Officer of Concept Development, an alternative healthcare consulting firm. From 1990 to 2000, Mr. Brown served as a Managing Director for Columbia Sportswear NZ/Australia, an international sportswear manufacturer and retailer. From 1978 to 1989, Mr. Brown served as the Chief Executive Officer of Cotton Comfort, a vertically integrated cotton clothing store chain.

Dave Smith served as a director of Organic To Go, Inc. since its inception in February 2004. Mr. Smith is the co-founder of Smith & Hawken, the garden tool company. From July of 1979 to September of 1988, Mr. Smith served as President and Chief Operating Officer of Smith & Hawken. From September of 1997 to June of 2001, Mr. Smith served as the Vice President of Catalog/Internet Marketing and Operations of Seeds of Change. Since June of 2001, Mr. Smith has worked as an independent consultant to a variety of companies. Mr. Smith has been involved in the retail and catalog industries as an executive and consultant for over 20 years with companies such as SelfCare, Real Goods, Diamond Organics, Seeds of Change and Organic Bouquet.

Peter Meehan served as a director of Organic To Go, Inc. since its inception in February 2004. Mr. Meehan has served as the Chief Executive Officer of Newman's Own Organics since it was co-founded in 1993 by Mr. Meehan, Paul Newman and Nell Newman.

Roy Bingham served as a director of Organic To Go, Inc. since its inception in February 2004. In 2006, Mr. Bingham co-founded NourishLife, LLC, an online marketer of branded nutritional solutions. Previously, Mr. Bingham founded and served as a Managing Director of Health Business Partners, LLC, a specialist investment banking firm. From 1995 to 1997, Mr. Bingham served as a consultant with McKinsey & Company in Boston, where he provided management-consulting services to several Fortune 500 companies. From 1988 to 1993, Mr. Bingham worked in London, England as the corporate treasurer and eventually a Board member of Paragon, PLC. Mr. Bingham earned a Masters Degree in Business Administration with distinction from Harvard Business School in 1995.

Douglas Lioon served as a director of Organic To Go, Inc. since its inception in February 2004. Mr. Lioon joined HVL Incorporated, a healthcare and nutritional products company whose principal brand is Douglas Laboratories, in 1978 as a Sales Representative and served as its President from 1985 to December 2005, when HVL Incorporated was sold to Atrium Biotechnologies Inc. for $92 million. Mr. Lioon created and developed the Douglas Laboratories brand, a leading dietary supplement company, and engineered its vertical integration strategy growing Douglas Laboratories into one of the leaders in the practitioner segment of the dietary supplement industry.

S.M. "Hass" Hassan served as a director of Organic To Go, Inc. since December 2006. Since June 2006, Mr. Hassan has served as a member of the Board of Directors of Whole Foods Markets, a leading natural food supermarket chain. In 1979, Mr. Hass founded Alfalfa's Markets, a whole food supermarket chain, and served as its President and Chief Executive Officer until 1996. From 1996 to 1998, Mr. Hassan served as the President of Wild Oats Markets, a whole food supermarket chain. In 1999, Mr. Hassan founded Fresh & Wild, the United Kingdom's leading retailer of organic foods, and served as its Executive Chairman until its sale to Whole Foods Markets in 2004. During his career, Mr. Hassan has received many industry recognitions, including the Chain Store Retail Executive of the Year, Boulder Entrepreneur of the Year and EY National Entrepreneur of the Year. Since 2004, Mr. Hassan has been working as an active board member and investor in several companies in the natural products industry.

Gunnar Weikert has served as a director of the Company since February 2008. Dr Weikert is founder and CEO of Inventages Venture Capital Inc., a leading venture capital fund specializing in life sciences. Prior to founding Inventages, Dr. Weikert held the position of Senior Vice President and Global Head for Life Science Deals at Bayer AG. Dr Weikert has a MD and a PhD in metabolic science from University of Düsseldorf. He also received an MBA education.

Certain Relationships and Related Party Transactions

All of the Company's officers and directors, with the exception of Michael Gats, Andrew Jacobs and Gunnar Weikert, were appointed to their respective positions in connection with that certain Agreement and Plan of Merger and Reorganization, dated as of January 11, 2007, by and among the Company, Organic Acquisition Corporation and Organic To Go, Inc., pursuant to which the Company acquired its wholly owned subsidiary, Organic To Go, Inc.

Dr. Weikert was appointed as a director of the Company in connection with that certain Securities Purchase Agreement, dated as of February 19, 2008, by and between the Company and W.Health L.P., an affiliate of Inventages Venture Capital Inc., pursuant to which the Company sold 7,142,857 shares of common stock to W.Health L.P. for $10 million. Dr. Weikert is founder and CEO of Inventages Venture Capital Inc. Pursuant to the Securities Purchase Agreement, if Dr. Weikert resigns or dies, the remaining directors of the Company will be required to elect a new designee of the W.Health L.P. to serve on the Company's Board of Directors. The

Board of Directors of the Company may not take any action to remove Dr. Weikert or his designated successors without the written consent of W.Health L.P., and is required to nominate Dr. Weikert or his designated successors for election or re-election at each annual meeting of the Company's stockholders. Dr. Weikert, or his designated successors, have the right to sit on any committee established by the Board of Directors.

Board of Directors

The Company's Board of Directors is currently composed of seven members. Mr. Brown has been elected as the Chairman of the Board of Directors. In this capacity he is responsible for presiding at the meetings of the Board of Directors. All directors are elected annually and serve until the next annual meeting of stockholders or until the election and qualification of their successors. There are no family relationships between any of our directors or executive officers.

Board of Directors Meetings and Committees of the Board of Directors

There were 12 meetings of the Board of Directors during the fiscal year ended December 31, 2007. No person serving as a director during the fiscal year ended December 31, 2007, attended fewer than 75% of the aggregate number of meetings held by the Board of Directors and all committees on which such director served. One member of the Board of Directors attended our 2007 Annual Meeting of Stockholders.

The Board of Directors has established an Audit Committee and Compensation Committee. The Audit Committee, which is comprised of Douglas Lioon and Roy Bingham, met four times during the fiscal year ended December 31, 2007. The Compensation Committee, which is comprised of S.M. "Hass" Hassan and Douglas Lioon, met four times during the fiscal year ended December 31, 2007.

Audit Committee

The Company has a separately designated standing Audit Committee, which makes recommendations for selection of the Company's independent public accountants, reviews with the independent public accountants the plans and results of the audit engagement, approves professional services provided by the independent public accountants, reviews the independence of the independent public accountants, considers the range of audit and any non-audit fees, and reviews the financial statements of the Company and the adequacy of the Company's internal accounting controls and financial management practices.

The Audit Committee currently consists of Messrs. Lioon and Bingham. The Board of Directors has determined that, based upon his prior work experience and his tenure and experience on the Company's Audit Committee, Mr. Bingham qualifies as an "Audit Committee Financial Expert" as this term has been defined under the rules and regulations of the Securities and Exchange Commission (the "SEC"). To date, no determination has been made as to whether any other member of the Audit Committee also qualifies as an Audit Committee Financial Expert.

There were four meetings of the Audit Committee during the fiscal year ended December 31, 2007. The Audit Committee has not adopted a charter. However, the Audit Commitee intends to adopt a charter in the near future.

Compensation Committee

The Compensation Committee is responsible for determining compensation for the Company's executive officers, reviewing and approving executive compensation policies and practices, and providing advice and input to the Board of Directors in the administration of the Company's equity compensation plan. The Compensation Committee consists of Messrs. Lioon and Hassan. There were four meetings of the Compensation Committee during the fiscal year ended December 31, 2007.

The Compensation Committee takes into account various qualitative and quantitative indicators of corporate and individual performance in determining the level and composition of compensation to be paid to the executive officers. In addition, the Compensation Committee receives input from executive officers with respect to certain aspects of compensation, such as bonuses.

In general, the process by which the Compensation Committee makes decisions relating to executive compensation includes, but is not limited to, consideration of the following factors:

- The Company's executive compensation philosophy and practices.
- The Company's performance relative to peers and industry standards.
- Success in attaining annual and long-term goals and objectives.
- Alignment of executive interests with stockholder interests through equity-based awards and performance-based compensation.
- Individual and team contributions, performance and experience.
- Total compensation and the mix of compensation elements for each executive officer.
- Compensation practices and corporate financial performance of other companies in the industries in which the Company operates.

The Compensation Committee has not adopted a charter. The Compensation Committee intends to adopt a charter in the near future.

The Board of Directors may designate from among its members one or more additional committees. The Company does not currently have a nominating committee. The Company has determined that the functions ordinarily handled by a nominating committee are currently adequately handled by the entire Board of Directors.

Nominations by Stockholders

Nominees for our Board of Directors are determined by our Board of Directors as a whole, based on recommendations of one or more of its members. We do not have a formal policy with regard to the consideration of any director candidates recommended by security holders. However, the Board of Directors generally considers all suggestions from individual investors, subject to evaluation of the suggested nominee's merits. Stockholders may communicate nominee suggestions directly to any of the Board members, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent prior to being considered for nomination. Although there is no formal criteria for nominees, our Board of Directors believes that nominees should be actively engaged in business endeavors, have a financial background, and be familiar with acquisition strategies and the restaurant or food service industry. We do not have any restrictions on stockholder nominations under our Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws. The only restrictions are those applicable generally under Delaware law and the federal proxy rules.

Code of Ethics

Prior to our merger with Organic To Go, Inc. on February 12, 2007, we were a non-operating shell company. As a result, we had no need for, and had not adopted a code of ethics. We plan to adopt a code of ethics in the near future.

The Board of Directors unanimously recommends that you vote FOR the election of each of Jason Brown, Dave Smith, Peter Meehan, Roy Bingham, Douglas Lioon, S.M. "Hass" Hassan and Gunnar Weikert as directors of the Company. Holders of proxies solicited by this Proxy Statement will vote the proxies received by them as directed on the proxy or, if no direction is made, for each of the above-named nominees. The election of directors requires a plurality of the votes cast by the holders of the Company's common stock present in person at the Meeting or represented by proxy, and entitled to vote on the subject matter of the proposal.

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(Proposal No. 2 of the Proxy Card)

The Audit Committee of the Board of Directors has selected Rose, Snyder & Jacobs as the Company's independent registered public accountants for the year ending December 31, 2008, and has further directed that management submit the selection of independent registered public accountants for ratification by the Company's stockholders at the Annual Meeting. Rose, Snyder & Jacobs has no financial interest in the Company and neither it nor any member or employee of the firm has had any connection with the Company in the capacity of promoter, underwriter, voting trustee, director, officer or employee.

In the event that the Company's stockholders fail to ratify the selection of Rose, Snyder & Jacobs, the Audit Committee will reconsider whether or not to retain the firm. Even if the selection is ratified, the Audit Committee and the Board of Directors in their discretion may direct the appointment of a different independent accounting firm at any time during the year if they determine that such a change would be in the Company's and its stockholders' best interests.

Representatives of Rose, Snyder & Jacobs are not expected to be present at the Annual Meeting.

Our Board of Directors unanimously recommends a vote "FOR" the ratification of Rose, Snyder & Jacobs as the Company's independent registered public accountants for the fiscal year ending December 31, 2008. Holders of proxies solicited by this Proxy Statement will vote the proxies received by them as directed on the proxy or, if no direction is made, in favor of this proposal. In order to be adopted, this proposal must be approved by the affirmative vote of the holders of a majority of the shares of common stock present and voting at the Meeting.

RATIFICATION OF AMENDMENT TO 2007 EQUITY PARTICIPATION PLAN

(Proposal No. 3 of the Proxy Card)

The Board of Directors has voted to amend the Company's 2007 Equity Participation Plan (the "2007 Plan") to increase the number of shares of common stock authorized for issuance under the plan by 2,000,000 shares. No other changes to the 2007 Plan are presently proposed.

The 2007 Plan has been in place since May 16, 2007. As of March 31, 2008, no options have been exercised since the inception of the 2007 Plan. As of March 31, 2008, options to purchase 3,213,934 shares were outstanding under the 2007 Plan. As of such date, the Company had issued 39,375 shares of restricted stock under the 2007 Plan. As a result, the Company presently has only 346,691 shares authorized for issuance under the 2007 Plan.

The Board of Directors believes that the proposed increase in the number of shares of common stock available for issuance as provided in the 2007 Plan will provide greater flexibility in the administration of the 2007 Plan and is appropriate in light of the growth of the Company. The increase in the number of shares for which options may be granted under the 2007 Plan would represent approximately 5.5% of the issued and outstanding shares of common stock of the Company as of March 31, 2008.

Amendment No. 1 to the 2007 Plan is attached as Appendix A to this Proxy Statement.

Plan Summary

Types of Awards and Eligibility. Under the 2007 Plan, we may grant options and restricted stock to our employees, directors and consultants. As of March 31, 2008, we had approximately 313 employees, seven directors and two consultants eligible to participate in the 2007 Plan.

Administration. The 2007 Plan may be administered by the Board of Directors or by a committee (the "Committee") to which administration of the 2007 Plan, or part of the 2007 Plan, is delegated by the Board of Directors (in either case, the "Administrator"). The Administrator will have the authority, in its discretion: to grant awards ("Awards"); to determine the fair market value of the common stock subject to Awards; to determine the exercise price of options granted; to determine the persons to whom, and the time or times at which, Awards will be granted, and the number of shares subject to each option and/or the number of shares of restricted stock; to interpret the 2007 Plan; to prescribe, amend, and rescind the rules and regulations relating to the 2007 Plan; to determine the terms and provisions of each Award granted; to modify or amend any Award with the consent of the participant; and to make all other determinations deemed necessary or advisable for the administration of the 2007 Plan. The Administrator may delegate nondiscretionary administrative duties to employees of the Company as it deems proper.

Stock Subject to the Plan. Currently, the total number of shares of common stock which may be granted as restricted stock and/or issued upon the exercise of options granted pursuant to the 2007 Plan shall not exceed 3,600,000 shares of common stock in the aggregate.

Stock Options. We may grant both incentive stock options ("ISOs") intended to satisfy the requirements of Section 422 of the Internal Revenue Code of 1986, as amended, and the regulations thereunder (the "Code"), or "nonqualified options" ("NQOs"). The exercise price of NQOs may not be less than 100% of the fair market value of our common stock on the date of the grant, or otherwise determined by the Administrator in good faith based on actual trading data in accordance with the requirements of Section 409A of the Code. The exercise price of ISOs granted to any person who owns stock representing more than 10% of the total combined voting power of all of our common stock or the stock of any of our affiliates may not be less than 110% of the fair market value of our common stock on the date of grant. The exercise price of all other ISOs will be determined in accordance with the applicable provisions of the Code and may not be less than the fair market value of our common stock on the date of grant.

Except with the express written approval of the Administrator with respect to NQOs, options granted under the 2007 Plan are not transferable, otherwise than by will or the laws of descent and distribution, and, during the lifetime of the option holder, options are exercisable only by an option holder. Unless otherwise provided for by the option agreement or the 2007 Plan, options granted pursuant to the 2007 Plan terminate three months after the date of termination of employment, except that in the event of the death or permanent disability of the option holder, the option may be exercised by the holder (or the option holder's representative, as the case may be) until six months after the date of death or permanent disability.

Duration of Options. Options granted under the 2007 Plan will expire no more than ten (10) years from the date on which the option is granted, or such lesser period of time as is set forth in the option agreement. ISOs granted to holders of more than 10% of our common stock will expire no more than five (5) years from the date the option is granted.

Exercise of Options. Options granted under the 2007 Plan vest and become exercisable immediately as of the effective date of the option agreement or in accordance with the schedule set by the Administrator specified in the option agreement relating to such option.

Restricted Stock. The Administrator may grant Restricted Stock to individuals under the 2007 Plan, in such amounts, and subject to such terms and conditions as the Administrator may determine in its sole discretion. Unless otherwise determined by the Administrator at the time of the grant, the holder of restricted stock will have the right to vote the restricted stock and to receive dividends, until such shares are forfeited.

Adjustments. Except as otherwise provided for in the 2007 Plan, if the common stock is changed by reason of a stock split, reverse stock split, stock dividend or recapitalization, combination or reclassification, appropriate adjustments shall be made by the Board of Directors in (i) the number and class of shares of stock subject to the 2007 Plan and each option and restricted stock grant outstanding under the 2007 Plan, and (ii) the exercise price of each outstanding option. In the event of a proposed dissolution or liquidation of the Company, the Administrator will notify each participant at least thirty (30) days prior to such proposed action. Except as otherwise permitted by the Administrator, all outstanding options and unvested restricted stock grants will terminate immediately prior to consummation of such proposed action. In the event of a merger or consolidation of the Company in which the Company does not survive, or in the event of a sale of all or substantially all of the assets of the Company in which the stockholders of the Company receive securities of the acquiring entity, all options and restricted stock will be assumed or equivalent awards will be substituted by the successor entity. If the successor entity does not agree to assume the options or restricted stock or to substitute equivalent awards, the Administrator may permit the full vesting or exercise of any of the restricted stock or options prior to consummation of such event.

Federal Income Tax Consequences. We will not, nor will the optionee, recognize taxable income or deduction for federal income tax purposes from the grant or exercise of an ISO. When an optionee sells common stock acquired upon exercise of an ISO, the optionee will be taxed at long-term capital gain rates, if the common stock has been held for at least one year and the option was granted at least two years prior to the date of sale ("Holding Period Requirements"). If the optionee fails to meet the Holding Period Requirements, the difference between the exercise price and the fair market value of the common stock at the time of exercise will be taxable to the optionee as ordinary income and we will be entitled to a deduction equal to the amount of ordinary income recognized by the optionee, if we comply with applicable withholding requirements, and if the amount qualifies as an ordinary and necessary business expense. Although the optionee will not recognize taxable income for federal income tax purposes upon the exercise of an ISO, the difference between the exercise price and fair market value of the common stock at the time of exercise gives rise to an adjustment in calculating alternative minimum taxable income.

We will not, nor will the optionee, recognize taxable income or deduction from the grant of a NQO at fair market value. At the time of exercise of a NQO, the optionee will recognize ordinary income in an amount equal to the difference between the exercise price and the fair market value of the common stock. We will be entitled to a deduction for tax purposes in an amount equal to the ordinary income recognized by the optionee, if we comply with applicable tax withholding requirements.

A participant will not have taxable income upon grant of restricted stock unless he or she elects to be taxed at that time. Instead, he or she will recognize ordinary income at the time of vesting equal to the fair market value (on the vesting date) of the common stock received minus any amount paid for the common stock.

Amendment of Plan. The Board of Directors may at any time amend, alter, suspend or discontinue the 2007 Plan. Without the consent of an optionee and/or a participant, no amendment, alteration, suspension or discontinuance may adversely affect (a) outstanding options except to conform the 2007 Plan and ISOs granted under the 2007 Plan to the requirements of federal or other tax laws relating to incentive stock options and/or (b) restricted stock grants. No amendment, alteration, suspension or discontinuance will require stockholder approval unless (a) stockholder approval is required to preserve incentive stock option treatment for federal income tax purposes or (b) the Board of Directors otherwise concludes that stockholder approval is advisable.

Other Information

The grant of options and restricted Stock under the 2007 Plan is subject to the discretion of the Administrator. As of the date of this Proxy Statement, there has been no determination by the Administrator with respect to future Awards under the 2007 Plan.

The closing price of a share of our common stock as of March 31, 2008 was $1.25 per share.

Awards Granted to Certain Individuals and Groups

As of the date hereof, the Company cannot determine the benefits or amounts that will be received by or allocated to any individual or group resulting from the approval of the amendment to the 2007 Plan. The following table sets forth (a) the aggregate number of shares subject to option grants to certain individuals and groups under the 2007 Plan during the last fiscal year, which ended December 31, 2007, and (b) the average per share exercise price of such options.

Name of Group	Number of Shares Underlying Options	Average Per Share Exercise Price
Jason Brown, Chief Executive Officer and Chairman	—	$ —
Mark Schaftlein, Former Chief Executive Officer	—	$ —
Andrew Jacobs, Senior Vice President of Operations	461,601	$2.23
All executive officers, as a group	461,601	$2.23
All directors who are not executive officers, as a group	25,000	$1.82
All employees, including all current officers who are not executive officers, as a group	268,000	$1.73

Equity Compensation Plan

The following tables provide information as of December 31, 2007 about our common stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans.

Plan Category	(a) Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders(1)	1,054,601	$1.90	2,545,399
Equity compensation plans not approved by security holders(2)	1,784,337	$1.08	N/A
Total	2,838,938	$1.38	2,545,399

(1) On May 16, 2007, our stockholders approved the adoption of the 2007 Equity Participation Plan of Organic To Go Food Corporation. Under the plan, we are authorized to grant options and restricted stock to our employees, directors and consultants. The maximum number of shares of common stock that may be granted as restricted stock or issued upon the exercise of options pursuant to the plan is 3,600,000 shares. As of December 31, 2007, no shares of restricted stock were issued under the plan. As of that same date, options to purchase 1,054,601 shares of common stock have been issued under the plan. None of the options issued under the plan have been exercised.

(2) In connection with our merger with Organic To Go, Inc. on February 12, 2007, we issued options to purchase shares of our common stock in exchange for outstanding options to purchase shares of Organic To Go, Inc. common stock that were issued to directors, officers, employees and consultants of Organic To Go, Inc. prior to the merger. The following table summarizes the number and average weighted exercise price of Organic To Go, Inc. options that were outstanding on a pre-merger basis, and the equivalent information with respect to options to purchase our common stock that were exchanged for such Organic To Go, Inc. options on a post-merger basis.

Pre Merger		Post Merger	
Number of Shares of Organic Holding Company, Inc. Common Stock Underlying Options	**Weighted Average Exercise Price of Options**	**Number of Shares of Our Common Stock Underlying Options**	**Weighted Average Exercise Price of Options[1]**
939,432	$0.38	655,545	$0.54

(1) The options issued in connection with the merger generally expire 10 years from the date of grant and have vesting schedules ranging from immediately exercisable, to fully exercisable by July 2011.

Effective upon the closing of the merger, Jason Brown received options to purchase 1,246,674 shares of our common stock, which represented an amount equal to approximately 5% of the outstanding shares of our common stock as of the closing date of the merger determined on a fully-diluted basis. The options granted to Mr. Brown at closing have an exercise price of $1.38 per share and expire on February 11, 2016. Except in connection with a change in control, 25% of such options vest after 12 months of employment, with the remainder vesting over the next 36 months, for a total vesting period of 48 months. All of the options vest immediately if, within 12 months after a change in control, Mr. Brown is terminated for any reason other than cause or if Mr. Brown terminates his employment for good reason.

The Board of Directors unanimously recommends that you vote "FOR" the amendment of the 2007 Plan to increase the number of shares of common stock authorized for issuance under the plan by 2,000,000 shares. Holders of proxies solicited by this Proxy Statement will vote the proxies received by them as directed on the proxy or, if no direction is made, in favor of this proposal. In order to be adopted, this proposal must be approved by the affirmative vote of the holders of a majority of the shares of common stock present and voting at the Meeting.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

The table below sets forth information regarding our current executive officers. All of our executive officers, other than Michael Gats and Andrew Jacobs, have held their positions with us since February 12, 2007, which is the date when we acquired Organic To Go, Inc.

Name	Age	Position
Jason Brown	50	Chief Executive Officer and Chairman
Michael Gats	49	Chief Financial Officer
Andrew Jacobs	50	Senior Vice President of Operations

Jason Brown served as Chief Executive Officer and Chairman of the Board of Directors of Organic To Go, Inc. since its inception in February 2004. Mr. Brown has more than 25 years of experience in branded direct to consumer retail operations. From 2000 through March 2003, Mr. Brown served as the Chief Executive Officer of Custom Nutrition Services, a company which provided consumers with personalized vitamin solutions based on tailored medical expertise which he founded. In April 2003, Custom Nutrition Services was sold to Drugstore.com for $5.6 million in cash and stock. From 1995 to 2000, Mr. Brown served as the Chief Executive Officer of Concept Development, an alternative healthcare consulting firm. From 1990 to 2000, Mr. Brown served as a Managing Director for Columbia Sportswear NZ/Australia, an international sportswear manufacturer and retailer. From 1978 to 1989, Mr. Brown served as the Chief Executive Officer of Cotton Comfort, a vertically integrated cotton clothing store chain.

Michael Gats has served as Chief Financial Officer since January 2008. Prior to joining the Company, Mr. Gats served as Chief Financial Officer, Vice President and Corporate Secretary of Cutter & Buck, Inc., which was a publicly traded company operating in the sportswear and outerwear industry. Before joining Cutter & Buck in 1999, Mr. Gats was Chief Financial Officer at a privately held food manufacturing and distribution company, Director of Finance at a Seattle-based apparel company and spent ten years in public accounting with KPMG. He received a Bachelors degree in business with a major in accounting from Gonzaga University.

Andrew Jacobs has served as Senior Vice President of Operations since April 27, 2007. Mr. Jacobs has 27 years of experience in all aspects of food service operations, including significant experience in the research and development of menus and recipes. Prior to joining us, Mr. Jacobs worked with Costco Wholesale since 1991, directing all U.S. food service operations and focusing on business related to food court and deli operation. Mr. Jacobs oversaw the growth and expansion of Costco's food court and service deli departments to over $500 million in annual sales. Prior to working for Costco, Mr. Jacobs worked as a consultant and operator in restaurant management, restaurant real estate and food service contract management.

Summary Compensation

The following table sets forth information concerning compensation paid to our named executive officers:

SUMMARY COMPENSATION TABLE[1]

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)[4]	All Other Compensation ($) (i)	Total ($) (j)
Jason Brown, Chief Executive Officer and Chairman[2]	2007	224,998	—	—	658,732[5]	5,000[6]	888,730
	2006	156,924	—	—	3,600[7]	5,000[8]	165,524
Mark Schaftlein, Former Chief Executive Officer[3]	2007	—	—	—	—	—	—
	2006	—	—	—	—	—	—
Andrew Jacobs, Senior Vice President of Operations[9]	2007	131,538	—	—	514,500[10]	—	646,038

(1) Our named executive officers did not receive any Non-Equity Incentive Plan Compensation or Nonqualified Deferred Compensation Earnings during the years ended December 31, 2006 or 2007. Accordingly, columns (g) and (h) of the foregoing table relating to such items were omitted from the tabular presentation.

(2) Mr. Brown was appointed as our Chief Executive Officer and Chairman on February 12, 2007 in connection with our merger with Organic To Go, Inc. The compensation set forth for the fiscal year ended December 31, 2006, reflects amounts earned by Mr. Brown for his services as Chief Executive Officer and Chairman of Organic To Go, Inc.

(3) Mr. Schaftlein resigned as our sole officer and director on February 12, 2007.

(4) The amount in the "Option Awards" column is calculated using the provisions of SFAS 123R for the fiscal years ended December 31, 2006 and December 31, 2007. For a description of SFAS 123R and the assumptions used in determining the value of the options, see the notes to the financial statements included in our Annual Report on Form 10-K filed on March 31, 2008.

(5) Effective upon the closing of our merger with Organic To Go, Inc., we issued to Mr. Brown options to purchase 1,246,674 shares of common stock at an exercise price of $1.38 per share. The amount issued was equal to 5% of the outstanding shares of our common stock as of the closing of the merger determined on a fully-diluted basis. Except in connection with a change of control, 25% of such options vest after 12 months of employment, with the remainder vesting monthly over the next three years, for a total vesting period of 48 months. All of Mr. Brown's options vest immediately if, within 12 months after a change in control Mr. Brown is terminated for any reason other than for cause or if Mr. Brown terminates his employment for good reason.

(6) Mr. Brown received $5,000 in director's fees in 2007.

(7) The Board of Directors of our wholly owned subsidiary, Organic To Go, Inc., approved the issuance of options to purchase 60,000 shares of Organic To Go, Inc. common stock to Mr. Brown in 2006. The options had a term of 10 years, an exercise price of $0.12 per share and vested monthly over two years from January 1, 2006. Pursuant to our merger with Organic To Go, Inc., Mr. Brown's options to purchase 60,000 shares of Organic To Go, Inc. common stock were converted into options to purchase 41,869 shares of Organic To Go Food Corporation common stock, with the same term and vesting as the prior options and with an exercise price of $0.17 per share.

(8) Mr. Brown received $5,000 in director's fees in 2006.

(9) Mr. Jacobs was appointed as Senior Vice President of Operations on April 27, 2007.

(10) On May 15, 2007, the Company issued Mr. Jacobs options to purchase 461,601 shares of common stock. The options have a term of 10 years and an exercise price of $2.23 per share. Options to purchase 25,000 and 109,150 shares of common stock vest on May 16, 2007 and April 27, 2008, respectively, with the remaining options to purchase 327,451 shares of common stock vesting monthly in equal installments over a three year period thereafter.

Outstanding Equity Awards

The following table presents information regarding outstanding equity awards held by our named executive officers as of December 31, 2007.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END[(1)]
OPTION AWARDS

Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)
Jason Brown	38,380(2)	3,489(2)	—	$0.17	2-29-16
	—	1,246,674(3)	—	$1.38	2-11-16
Mark Schaftlein	—	—	—	—	—
Andrew Jacobs	—	461,601(4)	—	$2.23	5-15-17

(1) Our named executive officers did not receive any stock awards during the year ended December 31, 2007 or have any stock awards at such date. Accordingly, columns (g), (h), (i) and (j) of the foregoing table relating to such items were omitted from the tabular presentation.

(2) The options vest monthly in equal installments over a two year period beginning on January 1, 2006 and ending on January 1, 2008, with the first installment vesting on February 1, 2006.

(3) Options to purchase 311,668 shares of common stock vest on February 12, 2008, with the remaining options to purchase 935,006 shares of common stock vesting monthly in equal installments over a three year period thereafter.

(4) Options to purchase 25,000 and 109,150 shares of common stock vest on May 16, 2007 and April 27, 2008, respectively, with the remaining options to purchase 327,451 shares of common stock vesting monthly in equal installments over a three year period thereafter.

Director Compensation

The following table presents information regarding outstanding compensation paid to our directors as of December 31, 2007. Each director was paid an annual director's fee of $5,000.

DIRECTOR COMPENSATION[1]

Name (a)[2]	Fees Earned or Paid in Cash ($) (b)	Option Awards ($) (d)[3]	All Other Compensation ($) (g)	Total ($) (j)
Dave Smith	$5,000	$ —	36,000[4]	$41,000
Peter Meehan	$5,000	$ —	—	$ 5,000
Roy Bingham	$5,000	$ —	—	$ 5,000
Douglas Lioon	$5,000	$ —	—	$ 5,000
S.M. "Hass" Hassan	$5,000	$22,000[5]	—	$27,000

(1) None of the directors received any Non-Equity Incentive Plan Compensation or Non-Qualified Deferred Compensation Earnings during the year ended December 31, 2007. Accordingly, columns (e) and (f) of the foregoing table relating to such items were deleted from the tabular presentation.

(2) Mr. Brown also serves as a director. He does not receive any additional compensation beyond that disclosed in the "Summary Compensation Table" set forth above for his services as a director.

(3) The amount in the "Option Awards" column is calculated using the provisions of SFAS 123R for the fiscal year ended December 31, 2007. For a description of SFAS 123R and the assumptions used in determining the value of the options, see the notes to the financial statements included in our Annual Report on Form 10-K filed on March 31, 2008. As of December 31, 2007, each of the directors, other than Mr. Smith and Mr. Hassan, held options to purchase 41,869 shares of Organic To Go Food Corporation common stock. As of December 31, 2007, Mr. Smith and Mr. Hassan held options to purchase 56,174 and 66,869 shares of Organic To Go Food Corporation common stock respectively.

(4) Mr. Smith was paid $41,000 in consulting fees.

(5) On September 25, 2007, Mr. Hassan was granted options to purchase 25,000 shares of common stock, with a term of 10 years, and an exercise price of $1.82 per share. 25% of the options vest after 12 months of employment, with the remainder vesting monthly in equal installments over the next three years, for a total vesting period of 48 months. The options were issued to Mr. Hassan in connection with services rendered relating to specialty retail development.

Employment Agreements

Jason Brown

On February 7, 2008, we entered into a new employment agreement with Jason Brown, our Chairman, President and Chief Executive Officer. The summary of Mr. Brown's employment agreement presented below is qualified in its entirety by reference to full text of the employment agreement, which was filed with our Current Report on Form 8-K filed with the SEC on February 13, 2008.

Unless the employment agreement is terminated earlier in accordance with its terms, the Company will employ Mr. Brown until February 7, 2011. After February 7, 2011, the employment agreement will automatically renew for successive 1 year terms unless either party gives the other written notice of its election not to renew the agreement.

Pursuant to the employment agreement, we are obligated to pay Mr. Brown a base salary of $250,000 per year as base compensation, subject to annual increases at the discretion of our Board of Directors. In addition, Mr. Brown is eligible to receive a cash incentive bonus of 35% of base compensation as determined in accordance with the following formula:

- 25% is based on Mr. Brown achieving certain performance goals mutually agreed upon by him and the Board of Directors each year;
- 25% is determined at the discretion of the Board of Directors; and
- 50% is based on achievement of performance goals by the Company, which will be mutually agreed upon by Mr. Brown and the Board of Directors each year.

We will also provide Mr. Brown and his family with certain health, dental and vision benefits and Mr. Brown is entitled to receive reimbursements for all necessary and reasonable travel, entertainment and other business expenses in connection with his duties.

In the event that Mr. Brown's employment with us is terminated due to permanent disability, or for any other reason other than for cause, we will (i) continue to provide and pay for health benefits to Mr. Brown and his family for a 12 month period following the date of termination, (ii) pay to Mr. Brown a lump sum equal to Mr. Brown's annual base compensation and (iii) except in the case of Mr. Brown's permanent disability, provide Mr. Brown with certain outplacement services and assistance for a 12 month period following the date of termination.

Mr. Brown's employment agreement contains restrictive covenants preventing him from:

- competing with us during his employment and for a period of 3 years after termination of his employment;
- soliciting any person employed by us, any of our sales representatives or consultants or any of our customers or suppliers during his employment and for a period of 3 years after termination of his employment; and
- using our confidential business information at any time, except in connection with the performance of his duties for the Company.

Andrew Jacobs

On April 27, 2007, we entered into an employment agreement with Mr. Jacobs, our Senior Vice President of Operations. The summary of Mr. Jacobs' employment agreement presented below is qualified in its entirety by reference to the full text of the employment agreement, which was filed with our Registration Statement on Form SB-2 filed with the SEC on July 13, 2007.

Unless the employment agreement is terminated earlier in accordance with its terms, we will employ Mr. Jacob until April 26, 2009. After April 26, 2009, the employment agreement will automatically renew for successive 1 year terms unless either party gives the other written notice of its election not to renew the agreement.

Pursuant to the employment agreement, we are obligated to pay Mr. Jacob a base salary of $200,000 per year, subject to annual increases at the discretion of our Chief Executive Officer. In addition, Mr. Jacob is eligible to receive a cash incentive bonus of up to $50,000 per year. The total amount of Mr. Jacobs' cash incentive bonus is determined in accordance with the following formula:

- 25% is based on Mr. Jacobs achieving certain performance goals mutually agreed upon by him and our Chief Executive Officer each year;
- 25% is determined at the discretion of our Chief Executive Officer; and
- 50% is based on achievement of performance goals by the Company, which will be mutually agreed upon by Mr. Jacobs and our Chief Executive Officer, at the beginning of each year.

We will also provide Mr. Jacobs and his family with certain health benefits and Mr. Jacobs is entitled to receive reimbursements for all reasonable business, travel and entertainment expenses that he incurs or he pays for on our behalf.

In connection with Mr. Jacobs' employment, he received options to purchase 461,601 shares of our common stock. The options were granted in accordance with the terms and conditions of our 2007 Equity Participation Plan. 25,000 options fully vested on the date of grant. 25% of the balance of such options will vest after 12 months of employment, with the remainder vesting in equal monthly installments over the next three years, for a total vesting period of 48 months. All of Mr. Jacobs' options vest immediately if, within 12 months after a change in control, Mr. Jacob is terminated without cause. Additionally, in the event that Mr. Jacob is terminated due to permanent disability, or for any other reason other than for cause, Mr. Campbell will be entitled to receive his base salary in accordance with our standard payroll procedures for nine months following the date of termination.

Mr. Jacobs' employment agreement contains restrictive covenants preventing him from:

- competing with us during his employment and for a period 12 months after termination of his employment, subject to certain exceptions;
- soliciting any person employed by us, any of our sales representatives or consultants, or any of our clients, customers or suppliers during his employment and for a period of 9 to 12 months after termination of his employment; and
- using our confidential business information at any time, except in connection with the performance of his duties.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding our common stock beneficially owned on March 31, 2008, for (i) each executive officer and director, (ii) all executive officers and directors as a group and (iii) each stockholder known to be the beneficial owner of more than 5% of our outstanding common stock.

Name of Beneficial Owner[1]	Amount and Nature of Beneficial Ownership of Common Stock[2]	Percent of Class of Common Stock
Officers and Directors:		
Jason Brown[3]	2,669,122	7.2%
Michael Gats[4]	39,375	*
Andrew Jacobs[5]	243,300	*
Dave Smith[6]	124,687	*
Peter Meehan[7]	100,403	*
Roy Bingham[8]	226,153	*
Douglas Lioon[9]	570,990	1.5%
S.M. "Hass" Hassan[10]	142,967	*
Gunnar Weikert[11]	10,416	*
All directors and executive officers as a group (9 persons)[12]	4,127,413	11.0%
More than 5% Beneficial Owners:		
W.Health L.P.[13]	11,428,572	28.13%
Adam Usdan[14]	3,039,473	8.2%
Trellus Management Company, LLC[14]	3,039,473	8.2%

* Less than 1%

(1) Unless otherwise indicated, the address of the beneficial owner is c/o Organic To Go Food Corporation, 3317 Third Avenue South, Seattle, Washington 98134.

(2) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock which are purchasable under options or warrants which are currently exercisable, or which will become purchasable or exercisable no later than 60 days after March 31, 2008, are deemed outstanding for computing the percentage of the person holding such options or warrants, but not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(3) Mr. Brown's holdings consist of 2,183,161 shares of common stock, options to purchase 474,093 shares of common stock and warrants to purchase 11,868 shares of common stock.

(4) Mr. Gats' holdings consist of 39,375 shares of restricted stock.

(5) Mr. Jacobs' holdings consist of options to purchase 243,300 shares of common stock.

(6) Mr. Smith's holdings consist of 58,255 shares of common stock, options to purchase 66,283 shares of common stock and warrants to purchase 149 shares of common stock.

(7) Mr. Meehan's holdings consist of 41,868 shares of common stock and options to purchase 58,535 shares of common stock.

(8) Mr. Bingham's holdings consist of 167,380 shares of common stock, options to purchase 58,535 shares of common stock and warrants to purchase 238 shares of common stock.

(9) Mr. Lioon's holdings consist of 500,587 shares of common stock, options to purchase 58,535 shares of common stock and warrants to purchase 11,868 shares of common stock.

(10) Mr. Hassan's holdings consist of 66,000 shares of common stock, options to purchase 48,067 shares of common stock and warrants to purchase 28,900 shares of common stock.

(11) Dr. Weikert's holdings consist of options to purchase 10,416 shares of common stock.

(12) Consists of 3,056,626 shares of common stock, 39,375 shares of restricted stock, options to purchase 1,017,764 shares of common stock and warrants to purchase 53,023 shares of common stock.

(13) Consists of 7,142,857 shares of common stock and warrants to purchase 4,285,715 shares of common stock. The address of the beneficial owner is c/o Inventages Whealth Management Inc., Winterbotham Place, Marlborough & Queen Streets, P. O. Box N-3026, Nassau, The Bahamas.

(14) Consists of 2,239,473 shares of common stock and warrants to purchase 800,000 shares of common stock. Adam Usdan and Trellus Management Company LLC share voting and investment control over the shares. The address of each beneficial owner is 350 Madison Avenue, 9 Floor, New York, New York 10017. The company is reporting this stock ownership based upon a Schedule 13G filed with the SEC.

Changes in Control

On February 12, 2007, the Company consummated a share exchange pursuant to which the Company issued 13,268,997 shares of common stock in exchange for 100% of the outstanding shares of Organic To Go, Inc. capital stock held by the stockholders of Organic To Go, Inc. Concurrently with the share exchange, the Company issued 5,200,000 shares of common stock to investors in a private placement. At the completion of the share exchange and private placement, the former Organic To Go, Inc. stockholders owned 13,268,997 shares, or approximately 67.7%, of the Company's common stock and the investors in the private placement owned 5,200,000 shares, or approximately 26.5%, of the Company's common stock.

In addition, in connection with the closing of the share exchange, effective on February 12, 2007, Mark Schaftlein resigned as the Company's Chief Executive Officer, Chief Financial Officer and sole director. Immediately thereafter, Messrs. Jason Brown, Dave Smith, Peter Meehan, Roy Bingham, Douglas Lioon and S.M. "Hass" Hassan were appointed as members of the Company's Board of Directors and Jason Brown was appointed as the Company's Chief Executive Officer, President and Secretary, and Jonathan Wernick was appointed as the Company's Chief Financial Officer and Treasurer.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act of 1934, as amended (the "Exchange Act") requires the executive officers and directors and persons who beneficially own more than 10% of a class of securities registered under Section 12 the Exchange Act to file initial reports of ownership and reports of changes in ownership with the SEC. Such officers, directors and stockholders are required by SEC regulations to furnish the Company with copies of all such reports that they file. Based solely upon the Company's review of such forms furnished to the Company during the fiscal year ended December 31, 2007, and written representations from certain reporting persons, the Company believes that its executive officers and directors have complied with the requirements imposed on them by Section 16(a) of the Exchange Act except for Paul Campbell, the Company's former Chief Financial Officer, and Andrew Jacobs, the Company's Senior Vice President of Operations, who each neglected to timely file one Form 3 report during the year ended December 31, 2007, relating to their appointments as executive officers of the Company.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On February 27, 2007, our Board of Directors approved the dismissal of De Leon & Company, P.A. ("De Leon & Company") as our independent registered public accounting firm.

The report of De Leon & Company on our financial statements for the fiscal year ended December 31, 2006, did not contain an adverse opinion or disclaimer of opinion, except that the report stated that it was prepared assuming that we would continue as a going concern, as to which our recurring operating losses raised substantial doubt. The reports were not modified as to uncertainty, audit scope, or accounting principles.

During our fiscal years ended December 31, 2005 and December 31, 2006 and the subsequent interim period preceding the termination, we had no disagreements with De Leon & Company on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of De Leon & Company, would have caused De Leon & Company to make reference to the subject matter of the disagreements in connection with its report on the financial statements for the fiscal year ended December 31, 2006.

Effective February 27, 2007, we engaged Rose, Snyder & Jacobs as our new independent accountants. Rose, Snyder & Jacobs served as the independent public accounting firm for our wholly owned subsidiary, Organic To Go, Inc., for the fiscal years ended December 31, 2006 and December 31, 2005. During our two most recent fiscal years and the interim period preceding our engagement of Rose, Snyder & Jacobs, Organic To Go Food Corporation did not consult with Rose, Snyder & Jacobs regarding either: (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements; or (2) any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K) or a reportable event (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).

We provided De Leon & Company with a copy of our Current Report on Form 8-K filed with the SEC on February 29, 2007, announcing the change in certifying accountants, and requested that De Leon & Company furnish us with a letter addressed to the SEC stating whether it agreed with the statements made by us regarding De Leon & Company in the Form 8-K. A copy of De Leon & Company's letter to the SEC, dated March 7, 2007, was filed as Exhibit 16.1 to our Current Report on Form 8-K filed with the SEC on March 9, 2007.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On February 27, 2007, we dismissed De Leon & Company as our independent registered accounting firm. On that same date, our Board of Directors appointed Rose, Snyder & Jacobs as our independent registered public accounting firm. Rose, Snyder & Jacobs served as the independent public accounting firm for our wholly owned subsidiary, Organic To Go, Inc., for the fiscal years ended December 31, 2006 and December 31, 2005.

Independent Registered Public Accounting Firm Fees

The following table represents the fees billed to us by De Leon & Company for the years ended December 31, 2007 and December 31, 2006.

Type of Fees	2007	2006
Audit Fees	$—	$23,110
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—

The following table represents the fees billed to us by Rose, Snyder & Jacobs for the years ended December 31, 2007 and December 31, 2006.

Type of Fees	2007	2006
Audit Fees	$109,500	$55,000
Audit-Related Fees	$ 46,500	$20,500
Tax Fees	$ 9,000	—
All Other Fees	$ 23,200	—

REPORT OF AUDIT COMMITTEE

During the fiscal year ended December 31, 2007, the Audit Committee was composed of two non-employee directors, namely, Douglas Lioon and Roy Bingham. The Board of Directors has determined that Mr. Bingham qualifies as an "Audit Committee Financial Expert" as this term has been defined under the rules and regulations of the SEC. To date, no determination has been made as to whether any other member of the Audit Committee qualifies as an Audit Committee Financial Expert. The Audit Committee met four times during the fiscal year ended December 31, 2007.

The Audit Committee has reviewed with management the audited financial statements in the Company's Annual Report, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. In addressing the quality of management's accounting judgments, members of the Audit Committee asked for management's representations that the audited consolidated financial statements of the Company have been prepared in conformity with generally accepted accounting principles and have expressed to both management and the independent public accountants their general preference for conservative policies when a range of accounting options is available.

The Audit Committee also discussed with the independent public accountants the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1, AU section 380, as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Audit Committee received and discussed with the independent public accountants their annual written report on their independence from the Company and its management, which is made under Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*), as adopted by the Public Company Accounting Oversight Board in Rule 3600T, and considered with the independent public accountants whether the provision of services provided by them to the Company during the fiscal year ended December 31, 2007 was compatible with the independent public accountants' independence.

In performing all of these functions, the Audit Committee acts only in an oversight capacity. The Audit Committee reviews the Company's SEC reports prior to filing and all quarterly earnings announcements in advance of their issuance with management and representatives of the independent public accountants. In its oversight role, the Audit Committee relies on the work and assurances of the Company's management, which has the primary responsibility for financial statements and reports, including evaluating the effectiveness of disclosure controls and procedures, and evaluating the effectiveness of internal controls over financial reporting, and of the independent public accountants, who, in their report, express an opinion on the conformity of the Company's annual financial statements with accounting principles generally accepted in the United States of America.

In reliance on these reviews and discussions, and the report of the independent public accountants, the Audit Committee recommended to the Board of Directors, and the Board of Directors approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, for filing with the SEC.

AUDIT COMMITTEE

Roy Bingham
Douglas Lioon

STOCKHOLDER COMMUNICATIONS

Stockholders interested in communicating directly with the Board of Directors, or specified individual directors, may do so by writing the Secretary of the Company at the following address: c/o Secretary, 3317 Third Avenue South, Seattle, Washington 98134. The Secretary will review all such correspondence and will regularly forward to the Board of Directors copies of all such correspondence that, in the opinion of the Secretary, deals with the functions of the Board of Directors or committees thereof or that he otherwise determines requires their attention. Directors may at any time review a log of all correspondence received that is addressed to members of the Board of Directors and request copies of such correspondence. Concerns relating to accounting, internal controls or auditing matters will immediately be brought to the attention of the Audit Committee and handled in accordance with procedures established by the Audit Committee with respect to such matters.

AVAILABILITY OF ANNUAL REPORT ON FORM 10-K AND HOUSEHOLDING

A copy of the Company's Annual Report on Form 10-K as filed with the SEC is available upon written request and without charge to stockholders by writing to the Company c/o Secretary, 3317 Third Avenue South, Seattle, Washington 98134 or by calling telephone number (206) 838-4670.

In certain cases, only one Annual Report and Proxy Statement may be delivered to multiple stockholders sharing an address unless the Company has received contrary instructions from one or more of the stockholders at that address. The Company will undertake to deliver promptly upon written or oral request a separate copy of the Annual Report or Proxy Statement, as applicable, to a stockholder at a shared address to which a single copy of such documents was delivered. Such request should also be directed to Secretary, Organic To Go Food Corporation, at the address or telephone number indicated in the previous paragraph. In addition, stockholders sharing an address can request delivery of a single copy of Annual Reports or Proxy Statements if they are receiving multiple copies of Annual Reports or Proxy Statements by directing such request to the same mailing address.

STOCKHOLDER PROPOSALS

In the event that a stockholder desires to have a proposal considered for presentation at the 2009 Annual Meeting of Stockholders, and inclusion in the proxy statement and form of proxy used in connection with such meeting, or seeks to nominate a candidate for election at such meeting, the proposal or nomination must be forwarded in writing to the Company so that it is received no later than ninety (90) nor more than one hundred twenty (120) days in advance of the first anniversary of the date the Company's proxy statement was first mailed to stockholders for the 2008 Annual Meeting of Stockholders; provided, however, that in the event that the date of the 2009 Annual Meeting is changed by more than thirty (30) days from the date of the 2008 Annual Meeting, notice by the stockholder to be timely must be so received not later than the close of business on the later of one hundred twenty (120) calendar days in advance of such meeting and ten (10) calendar days following the date on which public announcement of the date of such meeting is first made by the Company. Any such proposal must comply with the requirements of Rule 14a-8 promulgated under the Exchange Act. The notice must comply with the Company's Bylaws. Notices should be directed to: Organic To Go Food Corporation, 3317 Third Avenue South, Seattle, Washington 98134, Attention: Secretary.

INCORPORATION BY REFERENCE

Notwithstanding anything to the contrary set forth in any of the previous filings made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, which might incorporate future filings made by the Company under those statutes, the Report of the Audit Committee will not be incorporated by reference into any of those prior filings, nor will any such report be incorporated by reference into any future filings made by the Company under those statutes, except to the extent the Company specifically incorporates such report by reference therein. In addition, information on the Company's website, other than this Proxy Statement and the enclosed proxy, is not part of the proxy soliciting material and is not incorporated herein by reference.

OTHER BUSINESS

The Company does not know of any other business to be presented at the Annual Meeting and does not intend to bring any other matters before such meeting. If any other matters properly do come before the Annual Meeting, however, the persons named in the accompanying proxy are empowered, in the absence of contrary instructions, to vote according to their best judgment.

By Order of the Board of Directors



Jason Brown
Chairman and Chief Executive Officer

Seattle, Washington
April 14, 2008

APPENDIX A

AMENDMENT NO. 1
TO
2007 EQUITY PARTICIPATION PLAN
OF
ORGANIC TO GO FOOD CORPORATION

WHEREAS, the stockholders of Organic To Go Food Corporation (the "Company") adopted the Company's 2007 Equity Participation Plan on May 16, 2007 (the "Plan");

WHEREAS, Section 12 of the Plan provides that the Board of Directors of the Company may amend the Plan; and

WHEREAS, the Board of Directors has determined that it would be advisable to amend the Plan as set forth in this Amendment No. 1.

NOW, THEREFORE, the Plan is hereby amended as follows:

Section 3 of the Plan shall be amended in its entirety to read as follows:

3. *STOCK SUBJECT TO THIS PLAN; MAXIMUM NUMBER OF GRANTS*

Subject to the provisions of Section 6.1.1 and Section 8.5 of this Plan, the total number of shares of Common Stock which may be granted as Restricted Stock and/or issued upon the exercise of Options granted pursuant to this Plan shall not exceed 5,600,000 shares of Common Stock in the aggregate. The shares of Common Stock covered by the portion of any Option grant under this Plan which expires or remains unexercised shall become available again for grant under this Plan. If any shares of Restricted Common Stock expire or are otherwise terminated, cancelled, surrendered or forfeited, then such shares of Common Stock shall also be available again for grant under this Plan.

By Order of the Board of Directors.

Jason Brown, Chairman

Dated March 11, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________.

Commission File No. 0-21061

ORGANIC TO GO FOOD CORPORATION

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	58-2044990 (I.R.S. Employer Identification No.)

3317 Third Avenue South
Seattle, Washington 98134
(Address principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.001 par value

Title of class

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, based upon the closing sale price of the common stock on June 29, 2007, was $37,235,981. Shares of common stock held by officers, directors and by each person that owned more than 5% of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily conclusive for other purposes.

As of March 11, 2008, there were issued and outstanding 36,329,755 shares of the registrant's common stock.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III (Items 10, 11, 12, 13 and 14) is incorporated by reference from the registrant's definitive proxy statement for its 2008 Annual Meeting of Stockholders (to be filed pursuant to Regulation 14A).

TABLE OF CONTENTS

Forward-Looking Statements

The following discussion contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") which involve risks and uncertainties. Forward-looking statements generally include words such as "anticipate," "estimate," "plan," "continuing," "ongoing," "expect," "believe," "intend," "may," "will," "should," "could," and words of similar import as well as the negative of those terms. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. All forward-looking statements included in this Annual Report on Form 10-K are based on current expectations and are subject to important factors that could cause actual results to differ materially from those projected in the forward-looking statements. Such important factors include, but are not limited to, those discussed below under "Risk Factors" and elsewhere in this Annual Report and in other documents we file with the Securities and Exchange Commission (the "SEC").

PART I

Item 1. Business.

Our Company

We were incorporated in Florida on March 16, 1994 and reincorporated in Delaware on September 26, 2000. For the years ended December 31, 2006, 2005 and 2004, we were a non-operating shell company and our business operations were limited to sustaining a public shell vehicle.

On February 12, 2007, we acquired Organic Holding Company, Inc., an organic food services company, through a reverse merger with our wholly owned subsidiary. As a result of the merger, Organic Holding Company, Inc. became our wholly owned subsidiary and was renamed "Organic To Go, Inc." On May 16, 2007, our stockholders approved an amendment to our Amended and Restated Certificate of Incorporation to change our name from SP Holding Corporation to Organic To Go Food Corporation.

Our principal executive offices are located at 3317 Third Avenue South, Seattle, Washington 98134 and our telephone number is (206) 838-4670.

Overview of Our Business

We prepare and serve classic American cuisine. We use organic ingredients when possible and always natural ingredients without pesticides and other harmful additives. Customers can get our food at our convenient USDA certified Retail Cafés, through our Delivery/Casual Catering Services and at specific locations where our "grab-and-go" meals are sold via a wholesale relationship. Our target customers are white collar office workers as well as students and employees of colleges and universities. We currently maintain twenty-six Retail Cafés in the Seattle, Washington, Los Angeles, California, and San Diego, California vicinities. We have an agreement with Compass Group, Inc., pursuant to which Compass Group, Inc. maintains twenty three of our "grab-and-go" locations on the Microsoft Corporate Campus near Seattle, Washington. We also provide sandwiches and other "grab-and-go" food to independent coffee vendors at the Los Angeles International Airport. We operate "grab-and-go" locations at universities in the Seattle, Washington and Los Angeles, California areas, including the University of Washington Medical Center, the University of Southern California and the University of California, Los Angeles.

Our Product

We provide a delicious and healthy alternative to typical fast food options, lunch box deliveries and casual catering. We serve a wide range of organic, natural and wholesome meals, which include everything from ham and cheese sandwiches to deli-style roast beef sandwiches and veggie packed salads. We proactively source producers and manufacturers who use sustainable farming and/or production practices as an integral part of our overall mission to provide wholesome "clean" food from farm to table. We also use alternative packaging such as biodegradable and recycled plastics, and sugar cane based disposable tableware to minimize the environmental impact of convenience packaging for "grab-and-go" meals.

We offer packaged and private label food products from key vendors prepared using our specifications, and deliver them directly to our Retail Café and Delivery/Casual Catering Services customers. We prepare or assemble our products at one of two assembly kitchens in Seattle, Washington and Los Angeles, California. Orders that we take via the Internet or by telephone are routed to dedicated customer service centers in Seattle and Los Angeles and are processed in real time. While less than 15% of the orders placed are for "same day" delivery, there is a growing need for this service, thus we are increasing our ability to provide "same day" delivery, particularly to businesses in proximity to our Retail Cafés. Our Retail Cafés generally operate Monday through Friday from 7:00 a.m. to 4:30 p.m. We provide delivery and catering services after-hours and on weekends.

More than 70% of our products currently offered are organic. When our food is not organic it is either something such as water or salt which cannot be certified or is made up from all natural ingredients sourced under careful preset guidelines to insure the highest quality products available. In February 2006, we became the first fast-casual restaurant and retailer to be USDA certified as "Organic" by Quality Assurance International, the leading third-party certification agency in the organic foods industry.

Business Channels

We offer our food products through three primary business channels or units: Retail Cafés; Delivery/Casual Catering Services; and Wholesale, which accounted for approximately 45%, 41% and 14%, of our total sales, respectively, in 2007. Our core customer base consists of "white collar" workers, college students and employees.

Retail Cafés

We currently operate 26 cafés in the Seattle, Washington, Los Angeles and San Diego, California vicinities. We operate Retail Cafés in large multi-tenant buildings and on large college campuses. We believe these retail locations serve as billboards for our Delivery/Casual Catering Services and branded Wholesale units.

Comparing the 12 months ended December 31, 2007, with the same period in 2006, same store (comparable) sales decreased approximately 2% for Retail Cafés open longer than a year. The average sales ticket for our Retail Cafés was approximately $6.67 in 2007 and approximately $5.60 in 2006. The prices of the products we sell in our Retail Cafés range from $0.49 to $11.99.

Delivery/Casual Catering Services

We also distribute our products through delivery and catering services. Customers of our Delivery/Casual Catering Services unit currently include, among others, Starbucks Corporate Headquarters, Microsoft, Westin Hotels, Washington Mutual Bank, T-Mobile, NBC, Google, Amazon, Qualcomm and several movie studios. Approximately 80% of our delivery orders are repeat orders from customers who have ordered five or more times.

Wholesale

Our Wholesale business is growing and we believe that it presents a tremendous opportunity to build our brand. Wholesale sales currently represent approximately 14% of our revenue. Current Wholesale customers include the University of California, Los Angeles, University of Southern California, Cal State Pomona, Cal State Long Beach, University of Washington, Children's Hospital of Seattle, Washington, NBC Studios and Euro Coffee at the Los Angeles International Airport.

Industry Overview and Market Opportunity

While the growth and popularity of natural and organic foods has been evident with the rise of grocery stores that sell organic products, such as Whole Foods Market, Wild Oats and Trader Joe's, the food service side of the industry has not been as developed. We believe that we are one of the first companies to provide services in this area of growing consumer demand.

According to the Organic Trade Association's (OTA) 2007 Manufacturer Survey, the market for organic foods grew by 20.9% in 2006. The survey also found that sales of organic foods during 2006 totaled $16.7 billion, which constituted 2.8% of total U.S. food sales. This strong growth is consistent with annual growth rates since 1997, all of which have been between 15% and 21% per year.

The OTA 2007 Survey also estimated that the use of organic products in the United States food service industry is increasing annually by a rate of 21% per year. According to the survey, as recently as 2004, $330 million in natural/organic food sales, or only 5% of all natural/organic sales, were sold into the food service channel. Traditionally, retail food sales constitute roughly 70% of total food sales and food service sales constitute roughly 30%.

Additional industry information is available at the OTA's website, www.OTA.com or the Organic Center's website, www.Organic-Center.org.

Competition

We are in competition with other food service operations within the same geographical areas in which we operate. The Retail Cafés, Delivery/Casual Catering Services and Wholesale business channels are highly competitive. Some of our competitors are significantly larger than us and have greater access to resources. We compete with other organizations primarily through the quality, variety and value perception of the food products offered. The number and location of units, quality and speed of service, attractiveness of facilities, effectiveness of marketing and new product development are also important factors. The price charged for each menu item we sell or service we provide may vary from market to market depending on competitive pricing and the local cost structure.

Expansion Plans

We intend to grow internally and through acquisitions by adding catering companies and café locations that are consistent with our core business focus. In each of the markets where we operate, we plan to take advantage of our scalability and acquire local catering companies with strong ties to the region's corporate community. We also intend to work closely with landlords and property managers to upgrade the amenities they offer in their buildings by making our Delivery/Casual Catering Services and food products available to their tenants. In addition, by the end of the calendar year we expect to grow our Wholesale business by strategically aligning with large retail stores. There can be no assurance, however, that we will acquire or open such additional café locations or catering companies or enter into any such strategic alliances.

Recent Acquisitions

Acquisition of Brother's Restaurant & Deli

On October 19, 2007, we acquired Brother's Restaurant & Deli, adding three Retail Cafés and two catering facilities in San Diego, California. The purchase price was comprised of $2.4 million cash, shares of common stock having a fair value of $250,000 based on the closing price as of the date of the agreement, $150,000 due 90 days from the closing date and another $150,000 due 120 days after the close, and upon the occurrence of certain events, additional shares of common stock having a fair value of $50,000 based on the closing price as of the date of the agreement. No liabilities were assumed by us. We also assumed the leases for the three locations. Brother's generated approximately $3.0 million in revenue in 2006.

Acquisition of Jackrabbit, LLC

On March 9, 2007, we acquired substantially all of the assets of Jackrabbit, LLC, a Seattle-based catering business for cash of approximately $630,000, a $150,000 promissory note and 400,000 shares of common stock. Jackrabbit has been serving downtown Seattle businesses since 1996 with premium box lunches and casual catering. Jackrabbit generated approximately $1.85 million in revenue in 2006.

Acquisition of Vinaigrettes LLC

On October 27, 2006, we acquired all of the operating assets of Vinaigrettes LLC, a California limited liability company doing business as "Vinaigrettes Catering Company," for a purchase price of $1.0 million. Vinaigrettes was a 10-year-old catering services company with approximately 40 employees and sales of approximately $2.5 million per year. Vinaigrettes provided business casual catering services, ranging from corporate box lunches to lavish Hollywood events.

Suppliers

We have not experienced any material shortages of food, equipment, fixtures or other products which are necessary to our operations and we anticipate no such shortages of products. Sysco Food Service and Amercian Paper and Plastics are our two principal suppliers of food products and paper and packaging supplies. Sysco Food Services supplies approximately 27.5% of all products purchased and American Paper and Plastic supplies approximately14.6% of all products purchased. Generally, alternate suppliers are available for all of our raw materials and supplies.

Dependence on Major Customers

We are not dependent on any major customers. No single customer of ours accounted for more than 10% of our total sales during 2007.

Environment and Energy

Various federal, state and local agencies have adopted regulations that affect the discharge of materials into the environment or which otherwise relate to the protection of the environment. We do not believe that such regulations will have a material effect on our operations, our capital expenditures, earnings or our competitive position. However, we cannot predict the effect of future environmental legislation or regulations.

Companies involved in the food industry use significant amounts of energy in their operations. Our principal sources of energy for our operations are electricity and natural gas. To date, the supply of energy available to us has been sufficient to maintain normal operations.

Government Regulation

We operate in the perishable food industry. The development, manufacture and marketing of products sold by us may be subject to extensive regulation by various government agencies, including the U.S. Food and Drug Administration and the U.S. Federal Trade Commission, as well as various state and local agencies. These and other agencies regulate production processes, product attributes, packaging, labeling, advertising, storage and distribution and establish and enforce standards for safety, purity and labeling. In addition, other governmental agencies (including the U.S. Occupational Safety and Health Administration), establish and enforce health and safety standards and regulations in the workplace, including those in our retail locations. Our retail locations are subject to inspection by federal, state, and local authorities.

Information Technology

We have integrated information technology systems that facilitate efficient and scalable operations throughout our operations.

Employees

As of March 11, 2007, we had a workforce of approximately 316 employees, consisting of 251 full-time and 65 part-time employees. None of our employees are represented by a collective bargaining agreement, nor have we experienced any work stoppages.

Trademark and Website

We have registered our stylized logo, and we have registered the Internet domain name "www.organictogo.com."

Item 1A. Risk Factors

You should consider carefully the risks described below, together with all of the other information in this Annual Report, in evaluating our company, our business and our common stock. If any of the following risks actually occur, our business, financial condition, and results of operations could suffer. In this case, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Company

Our limited operating history makes it difficult for investors to evaluate our business and the risks and uncertainties frequently encountered by new companies.

Our current business operations were founded in November 2004, and as a result, we have a limited operating history. This limited operating history and the unpredictability of our industry make it difficult for investors to evaluate our business and future operating results. An investor in our securities must consider the risks, uncertainties and difficulties frequently encountered by companies in new and rapidly evolving markets. The risks and difficulties we face include challenges in accurate financial planning as a result of limited historical data and the uncertainties resulting from having had a relatively limited time period in which to implement and evaluate our business strategies as compared to older companies with longer operating histories.

If we fail to open new Retail Cafés and expand our Delivery/Casual Catering Services and Wholesale operations we may not be able to achieve profitability.

Our growth strategy requires us to open new Retail Cafés and expand our Delivery/Casual Catering Services and Wholesale operations through acquiring other companies or in greenfield locations. The success of our planned expansion will be dependent upon numerous factors, many of which are beyond our control, including the following:

- hiring, training and retention of qualified operating personnel;
- identification and successful negotiation for the purchase of suitable acquisition targets;
- identification and availability of suitable properties;
- negotiation of favorable lease terms;
- timely development of new Retail Café, Delivery/Casual Catering Services and Wholesale operations;
- the successful integration of the operations of acquired companies;
- management of construction and development costs of Retail Café, Delivery/Casual Catering Services and Wholesale operations;
- competition in our markets; and
- general economic conditions.

Delays or failures in opening new Retail Cafés or in expanding our Delivery/Casual Catering Services and Wholesale operations could materially adversely affect our business, financial condition, operating results or cash flows. Further, any new Retail Café, Delivery/Casual Catering Services or Wholesale operation we open or acquire may not be able to obtain similar operating results to those of our existing operations.

In order to support our future expansion and growth plans we may need additional financing, which may not be available on satisfactory terms or at all.

We may need to raise additional funds to support our future expansion and growth plans. Our funding requirements may change as a result of many factors, including underestimates of budget items, unanticipated cash requirements, future product and service opportunities, and future business combinations. Consequently, we may need to seek additional sources of financing, which may not be available on favorable terms, if at all, and which may be dilutive to existing stockholders.

We may seek to raise additional financing through equity offerings, debt financings or additional corporate collaboration and licensing arrangements. To the extent we raise additional capital by issuing equity securities, our stockholders may experience dilution. To the extent that we raise additional capital by issuing debt securities, we could incur substantial interest obligations, may be required to pledge assets as collateral for the debt and may be constrained by restrictive financial and/or operational covenants. Debt financing would also be superior to the stockholders' interests in bankruptcy or liquidation.

Our reliance on our suppliers and distributors subjects us to a number of risks, including possible delays or interruptions in supplies, diminished direct control over quality and a potential lack of adequate raw material capacity.

We depend on our suppliers and distributors for the operation of our business. Any disruption in the supply of or degradation in the quality of the raw materials provided by our suppliers could have a material adverse effect on our business, operating results and financial condition. In addition, such disruptions in supply or degradations in quality could have a long-term detrimental impact on our efforts to develop a strong brand identity and a loyal consumer base. Although we maintain relationships with a number of suppliers and always attempt to have more than one potential supplier for any required item, there can be no assurance that we will be able to continue to maintain multiple supply sources. If any supplier or distributor fails to perform as anticipated, or if there is a termination or any disruption in any of these relationships for any reason, it could have a material adverse effect on results of operations.

We could face labor shortages that could slow our growth.

Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees, including managers, chefs and other kitchen staff, necessary to keep pace with our expansion schedule. Qualified individuals of the requisite caliber and number needed to fill these positions are in short supply in some areas. Although we have not experienced any significant challenges in recruiting or retaining employees, any future inability to recruit and retain sufficient individuals may delay the planned openings and development of new Retail Cafés, Delivery/Casual Catering Services and Wholesale operations. Any such delays or any material increases in employee turnover rates in existing Retail Cafés and in our Delivery/Casual Catering Services and Wholesale operations could have a material adverse effect on our business, financial condition, operating results or cash flows. Additionally, competition for qualified employees could require us to pay higher wages to attract sufficient employees, which could result in higher labor costs.

Our expansion into new markets may present increased risks due to our unfamiliarity with the area.

From July through October 2007, we purchased a total of eight stores in San Diego, California, in order to facilitate our initial entry into the San Diego market. We anticipate that our new Retail Cafés, Delivery/Casual Catering Services and Wholesale operations will typically take several months to reach budgeted operating levels due to challenges commonly associated with new businesses, including lack of market awareness, inability to hire sufficient staff and other factors. Although we will attempt to mitigate these factors by careful attention to training and staffing needs, there is a risk that we will not be successful in operating our new Retail Cafés, Delivery/Casual Catering Services and Wholesale operations on a profitable basis. New markets that we enter may have different competitive conditions, consumer tastes and discretionary spending patterns than our existing markets, which may cause our new Retail Cafés, Delivery/Casual Catering Services and Wholesale operations in those new markets to be less successful than those in our existing markets.

Our expansion may strain our administrative, financial and informational infrastructure, which could slow our development.

We face the risk that our existing systems and procedures, financial controls and information systems will be inadequate to support our planned expansion. We may not be able to accurately predict whether we will be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and these systems and controls. If we fail to continue to improve our information systems and financial controls or to manage other factors necessary for us to achieve our expansion objectives, our business, financial condition, operating results or cash flows could be materially adversely affected.

All of our operations are currently located in Washington and California. As a result, we are highly sensitive to negative occurrences in those two states.

We are particularly susceptible to adverse trends and economic conditions in the States of Washington and California, including in their labor markets. In addition, given our geographic concentration, negative publicity regarding any of our operations in the states of Washington or California could have a material adverse effect on our business and operations, as could other regional occurrences such as local strikes, supply shortages, local economic conditions, consumer preferences, earthquakes or other natural disasters.

Our operation as a public company subjects us to evolving corporate governance and public disclosure regulations that result in significant expenses and liability exposures.

As a public company, we incur significant legal, accounting and other expenses that non-public companies may not incur. We incur costs associated with our public company reporting requirements. We also incur costs associated with corporate governance requirements, including certain requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC and the Financial Industry Regulatory Authority. We expect these rules and regulations, to increase significantly our legal and financial compliance costs and to make some activities more time-consuming and costly. Like many smaller public companies, we face a significant impact from required compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Section 404 requires management of public companies to evaluate the effectiveness of internal control over financial reporting and the independent auditors will eventually have to attest to the effectiveness of such internal controls and the evaluation performed by management. The SEC has adopted rules implementing Section 404 for public companies as well as disclosure requirements. The Public Company Accounting Oversight Board, or PCAOB, has adopted documentation and attestation standards that the independent auditors must follow in conducting its attestation under Section 404. We have taken action to comply with Section 404; however, there can be no assurance that we will be able to meet effectively all of the requirements of Section 404 as known to us in the currently mandated timeframe. Any failure to implement effectively new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet reporting obligations or result in management being required to give a qualified assessment of our internal controls over financial reporting or our independent auditors providing an adverse opinion regarding management's assessment. Any such result could cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price.

We also expect these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our Board of Directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules, and it is difficult to predict or estimate the amount of additional costs we may incur or the timing of such costs.

If we fail to maintain the adequacy of our internal controls, our ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 could be impaired, which could cause our stock price to decrease substantially.

All of our current management, other than Andrew Jacobs and Michael Gats, was previously the management of our operating subsidiary, Organic To Go, Inc., which we acquired in a reverse merger on February 12, 2007. Prior to that time, our subsidiary was a private company without public reporting obligations. As a result, prior to the merger, our management had committed limited personnel and resources to the development of the external reporting and compliance obligations that would be required of a public company. We have taken and will continue to take measures to address and improve our financial reporting and compliance capabilities. If our financial and managerial controls, reporting systems or procedures fail, we may not be able to provide accurate financial statements on a timely basis or comply with the Sarbanes-Oxley Act of 2002 as it applies to us. Any failure of our internal controls or our ability to provide accurate financial statements could cause the trading price of our common stock to decrease substantially.

We depend on our key personnel, and the loss of their services may adversely affect our business.

We are highly dependent upon the efforts of our senior management team. The death or departure of any of our key personnel could have a material adverse effect on our business. In particular, the loss of Jason Brown, our Chief Executive Officer and Chairman, could significantly impact our ability to operate and grow and could cause performance to differ materially from projected results. We have a $3 million "key man" insurance policy covering Mr. Brown.

Our past activities prior to our merger with Organic Holding Company, Inc., may lead to future liability for the combined companies.

Prior to February 12, 2007, we were engaged in businesses and were managed by parties unrelated to that of our new operations. Any liabilities relating to such prior business may have a material adverse effect on us.

Risks Related to Our Industry

We operate in a highly competitive industry where many of our competitors are larger and have more resources than we do.

We operate in a highly competitive environment. Many of our competitors are substantially larger than us in terms of resources and market share. As a result, many of our competitors offer products and services at a lower cost to consumers. Our success will depend to a significant extent on our ability to continue to develop and introduce differentiated products and services and deliver them to consumers in a widespread, convenient and cost-effective manner. The success of our products and services is dependent on several factors including understanding consumer needs, differentiation from competitive offerings, market acceptance and lower costs. Although we believe that we can take the necessary steps to meet the competitive challenges of the marketplaces in which we operate, we may not be successful in differentiating our products and services from those of our competitors or meeting consumer demand.

Our operations are susceptible to changes in food and supply costs, which could adversely affect our margins.

Our profitability depends, in part, on our ability to anticipate and react to changes in food and supply costs. Our centralized purchasing staff negotiates prices for all of our ingredients and supplies. Any increase in distribution costs could cause our food and supply costs to increase. Further, various factors beyond our control, including adverse weather conditions and governmental regulations, could cause our food and supply costs to increase. We may not be able to anticipate and react to changing food and supply costs by adjusting our purchasing practices in a timely fashion. A failure to do so could adversely affect our operating results and cash flows.

Changes in consumer preferences or discretionary consumer spending could negatively impact our results.

Our Retail Cafés, Delivery/Casual Catering Services and Wholesale operations feature various types of organic foods and beverages. Our continued success depends, in part, upon the popularity of these foods in the future. Shifts in consumer preferences away from this cuisine could materially adversely affect our future profitability. Also, our success depends on numerous factors affecting discretionary consumer spending, including economic conditions, disposable consumer income and consumer confidence. Adverse changes in these factors could reduce customer traffic or impose practical limits on pricing, either of which could materially adversely affect our business, financial condition, operating results or cash flows. We can also be materially adversely affected by negative publicity concerning food quality, illness, injury, publication of government or industry findings concerning food products served by us, or other health concerns or operating issues stemming from our operations.

Our industry is affected by litigation and publicity concerning food quality, health and other issues which can cause customers to avoid our cafés and result in liabilities.

We could become the subject of complaints or litigation from customers or employees alleging illness, injury or other food quality, health or operational concerns. Adverse publicity resulting from these allegations may materially adversely affect us and our Retail Cafés, Delivery/Casual Catering Services and Wholesale operations, regardless of whether the allegations are valid or whether we are liable.

Our operations are subject to governmental regulation associated with the food service industry, the operation and enforcement of which may restrict our ability to carry on our business.

We are in the perishable food industry. The development, manufacture and marketing of products sold by us are subject to extensive regulation by various government agencies, including the U.S. Food and Drug Administration and the U.S. Federal Trade Commission, as well as various state and local agencies. These agencies regulate production processes, product attributes, packaging, labeling, advertising, storage and distribution. These agencies establish and enforce standards for safety, purity and labeling. In addition, other governmental agencies (including the U.S. Occupational Safety and Health Administration), establish and enforce health and safety standards and regulations in the workplace, including those in our retail locations. Our retail locations will be subject to inspection by federal, state and local authorities. Although we intend to comply at all times with all such laws and regulations, including obtaining and maintaining all necessary permits and licenses relating to our operations, there is a risk that we may not be able to comply with such laws and regulations on a timely basis, or at all. Our failure to comply with applicable laws and regulations could subject us to civil remedies including fines, injunctions, recalls or seizures as well as potential criminal sanctions. In addition, compliance or attempted compliance with governmental laws and regulations may result in significant time or cost expenditures, which could delay or preclude us from marketing our products or continuing or expanding our operations.

Risks Relating to Ownership of Our Common Stock

The market price of our common stock may be highly volatile, which may result in a significant decline in the value of our common stock.

The market price of our common stock may fluctuate significantly in response to factors, most of which are beyond our control, such as:

- the announcement of new products or services by us or our competitors;
- quarterly variations in our and our competitors' results of operations;
- changes in earnings estimates or recommendations by securities analysts;
- developments in our industry; and
- general market conditions and other factors, including factors unrelated to our own operating performance or the condition or prospects of our industry.

Further, the stock market in general, and securities of small-cap companies in particular, have recently experienced extreme price and volume fluctuations. Continued market fluctuations could result in extreme volatility in the price of our common stock, which could cause a decline in its value. You should also be aware that price volatility might be worse if the trading volume of our common stock is low.

Although our common stock is currently quoted on the OTC Bulletin Board, trading may be extremely sporadic. A more active market for our common stock may not develop. Accordingly, you may have to bear the economic risk of an investment in our common stock indefinitely.

We may not be able to list our common stock on a securities exchange, which may affect the liquidity of our common stock.

We intend to seek to have our common stock listed on the American Stock Exchange or the NASDAQ Stock Market as soon as practicable. However, we may not be able to initially meet or maintain the listing standards of either of those or any other stock exchange. In addition, if we fail to meet the listing standards set forth by the SEC regulations, various requirements may be imposed on broker-dealers who sell our securities to persons other than established customers and accredited investors. These requirements may deter broker-dealers from recommending or selling our common stock, which may further affect its liquidity and make it more difficult for us to raise additional capital.

We have a substantial number of convertible securities outstanding, which if fully exercised could require us to issue a significant number of shares of our common stock and result in substantial dilution to existing stockholders.

As of March 11, 2008, we had outstanding options and warrants to purchase up to [illegible]98 and 12,38[illegible]8 shares of common stock, respectively. In the event these securities are exercised, you could suffer substantial dilution in terms of your percentage ownership of your common stock.

A large number of additional shares may be sold into the public market in the near future, which may cause the market price of our common stock to decline significantly, even if our business is doing well.

Sales of a substantial amount of common stock in the public market, or the perception that these sales may occur, could adversely affect the market price of our common stock. On a fully diluted basis, we had 3[illegible]6, [illegible]6 shares of common stock outstanding as of March 11, 2008. If these shares of common stock are registered or otherwise become eligible for public sale, the market price of our common stock could decline significantly.

We have not and do not intend to pay any dividends. As a result, you may only be able to obtain a return on investment in our common stock if its value increases.

Our current management has not paid dividends in the past and does not plan to pay dividends in the near future. We expect to retain earnings to finance and develop our business. In addition, the payment of future dividends will be directly dependent upon our earnings, our financial needs and other similarly unpredictable factors. As a result, the success of an investment in our common stock will depend upon future appreciation in its value. The price of our common stock may not appreciate in value or even maintain the price at which you purchased our shares.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 2. Properties.

Our principal executive offices are located at 3317 Third Avenue South, Seattle, Washington [illegible]134 This facility consists of approximately 13,[illegible]0 square feet of office space pursuant to a lease that expires on December 31, 2011.

We lease space for our retail properties as needed for our business operations from time to time. We believe that we will continue to be able to find and lease the properties we need on reasonable terms. However, there can be no assurance that we will be able to find suit able locations for our planned expansion or for continued operations. We believe that the condition of all of the properties we lease are generally adequate for their respective purposes.

Item 3 Legal Proceedings.

On January 8, 2008, Esther Sanchez, a form er employee of Organic To Go, Inc., our w holly owned subsidiary, brought suit against us seeking damages in the Superior Court of the State of California for the County of Los Angeles claiming wrongful termination, sexual harassment and related causes of action in connection with the termination of Ms. Sanchez's employment with us. Our employment practices liability insurer has agreed to provide a defense on our behalf, subject to a reservation of rights letter and the terms and conditions of its insurance policy.

We are currently in mediation pursuant to the Standard Form of Agreement with Wheelihan Construction, Inc. This matter arose out of tenant improvements made by Wheelihan Construction, Inc. and its subcontractors at one of our retail locations in San Diego, California. In connection with the matter, four subcontractors/suppliers have commenced actions agains t us, Wheelihan Construction, Inc. and other defendants.

From time to time, we are subject to various legal proceedings and claims that may arise in the ordinary course of business. Our management currently believes that resolution of such legal matters will not have a material adverse impact on us.

Item 4 Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote by security holders during the fourth quarter ended December 31, 2007.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock is traded on the OTC Bulletin Board under the symbol "OTG.OB."

The following table sets forth, for the periods indicated, the reported high and low closing bid quotations for our common stock as reported on the OTC Bulletin Board. The bid prices reflect inter-dealer quotations, do not include retail markups, markdowns or commissions and do not necessarily reflect actual transactions.

Quarter Ended	High Bid ($)	Low Bid ($)
March 31, 2006	6.00	3.6
June 30, 2006	5.03	3.00
September 30, 2006	3.25	3.25
December 31, 2006	3.25	3.25
March 31, 2007	11.00	2.75
June 30, 2007	6.00	1.80
September 30, 2007	2.25	1.6
December 31, 2007	2.10	1.19

Holders

As of March 11, 2008, there were approximately 25 holders of record of our common stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Trust & Transfer Company.

Dividend Policy

We did not pay any dividends in the periods indicated in the above table. We do not intend to pay cash dividends in the foreseeable future. We intend to retain earnings, if any, for future operation and expansion. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our Board of Directors may deem relevant.

Equity Compensation Plan

The following tables provide information as of December 31, 2007 about our common stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders (1)	1,266,601	$2.09	2,333,399
Equity compensation plans not approved by security holders (2)	1,784,337	$1.08	N/A
Total	3,050,938	$1.50	2,333,399

(1) On May 16, 2007, our stockholders approved the adoption of the 2007 Equity Participation Plan of Organic To Go Food Corporation. Under the plan, we are authorized to grant options and restricted stock to our employees, directors and consultants. The maximum number of shares of common stock that may be granted as restricted stock or issued upon the exercise of options pursuant to the plan is 3,600,000 shares. As of December 31, 2007, no shares of restricted stock were issued under the plan. As of that same date, options to purchase 1,266,601 shares of common stock have been issued under the plan. None of the options issued under the plan have been exercised.

(2) In connection with our merger with Organic Holding Company, Inc. on February 12, 2007, we issued options to purchase shares of our common stock in exchange for outstanding options to purchase shares of Organic Holding Company, Inc. common stock that were issued to directors, officers, employees and consultants of Organic Holding Company, Inc. prior to the merger. The following table summarizes the number and average weighted exercise price of Organic Holding Company, Inc. options that were outstanding on a pre-merger basis and the equivalent information with respect to options to purchase our common stock that were exchanged for such Organic Holding Company, Inc. options on a post-merger basis.

Pre Merger		Post Merger	
Number of Shares of Organic Holding Company, Inc. Common Stock Underlying Options	Weighted Average Exercise Price of Options	Number of Shares of our Common Stock Underlying Options	Weighted Average Exercise Price of Options (1)
939,432	$ 0.38	655,545	$ 0.54

(1) The options issued in connection with the merger generally expire 10 years from the date of grant and have vesting schedules ranging from immediately exercisable, to fully exercisable by July 2011.

Effective upon the closing of the merger, Jason Brown received options to purchase 1,246,674 shares of our common stock, which represented an amount equal to approximately 5% of the outstanding shares of our common stock as of the closing date of the merger determined on a fully-diluted basis. The options granted to Mr. Brown at closing have an exercise price of $1.38 per share and expire on February 11, 2016. Except in connection with a "Change in Control" (as defined in Mr. Brown's employment agreement), 25% of such options vest after 12 months of employment, with the remainder vesting over the next 36 months, for a total vesting period of 48 months. All of the options vest immediately if, within 12 months after a "Change in Control," Mr. Brown is terminated for any reason other than "Cause" or if Mr. Brown terminates his employment for "Good Reason" (each as defined in Mr. Brown's employment agreement).

Item 6. Selected Financial Data.

Not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation.

The following discussion and analysis of the results of operations and financial condition of Organic To Go Food Corporation for the years ended December 31, 2007 and 2006 should be read in conjunction with our financial statements and the notes to those financial statements that are included elsewhere in this Form 10-K. This discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors. Words such as "anticipate," "estimate," "plan," "continuing," "ongoing," "expect," "believe," "intend," "may," "will," "should," "could," and similar expressions are used to identify forward-looking statements.

Overview

Organization and Business - Organic Holding Company, Inc., d/b/a Organic To Go, whose name was changed to Organic To Go, Inc. effective February 27, 2007, is a wholly owned subsidiary of Organic To Go Food Corporation and was incorporated in the state of Delaware in February 2004. We provide convenient cafés which prepare and serve "grab and go" lunch, dinner, and breakfast foods and beverages prepared using organic ingredients, whenever possible. We also distribute our products through delivery, catering and select wholesale accounts. In October 2006, we expanded our catering operations in the California area by acquiring the assets of a catering operation headquartered in Los Angeles, California. In March 2007, we expanded our catering operations by acquiring the assets of a catering operation located in Seattle, Washington, and in July, September and October 2007 we further expanded our operations by acquiring the assets of six retail and catering stores in San Diego, California. In February 2007, we completed a reverse merger with SP Holding Corporation, a public shell company. At December 31, 2007, we operated five stores in Washington and eighteen stores in California, with central kitchens in each market.

Management believes we have the opportunity to capture increasing market share in all three of our business channels: Delivery/Catering, Retail, and Wholesale "grab & go" convenience foods, by providing customers with delicious, healthy, wholesome and organic food choices. Management is focused in the near and long term on the challenges and risks that we face in expanding our business. These include our ability to obtain retail, catering and wholesale locations, building a sufficient infrastructure to support our expansion, and obtaining a customer base and margin improvement sufficient to achieve and sustain profitability.

Basis of Presentation and Liquidity - Since our inception, we have funded operations and business development and growth through debt and equity financings. In this regard, during 2006, we raised approximately $8.1 million pursuant to sales of debt and equity securities in connection with our private placement and subordinated debt offerings. Further, during the three months ended March 31, 2007, proceeds of approximately $6.9 million were received from the sale of equity securities in connection with our merger with SP Holding Corporation and concurrent private placement, and approximately $5.3 million of notes payable were converted into shares of common stock. Additionally, during the three months ended June 30, 2007, proceeds of approximately $6.7 million were received from the sale of debt and equity securities. In October 2007, we closed a private placement offering and issued approximately 3.2 million shares of common stock and warrants to purchase approximately 1.5 million shares of common stock. The aggregate gross proceeds raised by the Company were approximately $5.7 million. In January 2008, we closed a private placement offering and issued approximately 1.4 million shares of Company common stock and warrants to purchase approximately 0.6 million shares of common stock. The aggregate gross proceeds raised by the Company were approximately $2.0 million. Also, in February 2008, we closed a private placement offering and issued approximately 7.1 million shares of common stock, a warrant to purchase approximately 4.3 million shares of common stock and a conditional warrant to purchase shares of common stock, which may only be exercised under certain circumstances. The aggregate gross proceeds raised by the Company were $10.0 million. Our management intends to continue to be engaged in additional fund-raising activities to fund future capital expenditures, potential acquisitions of businesses, and provide additional working capital.

Critical Accounting Policies and Estimates

Management's discussion and analysis of financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported net sales and expenses during the reporting periods. On an ongoing basis, estimates and assumptions are evaluated. Estimates are based on historical experience and on various other factors believed reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. A summary of significant accounting policies is presented in Note 1 to our financial statements included elsewhere in this Form 10-K. The following accounting policies are considered the more critical to aid in understanding and evaluating our results of operations and financial condition.

Use of Estimates - In preparing the financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates. The more significant accounting estimates inherent in the preparation of our financial statements include estimates as to the depreciable lives of property and equipment, recoverability of long-lived assets, valuation of inventories, valuation of equity related instruments issued, and valuation allowance for deferred income tax assets.

Inventory - Inventory, which consists primarily of food, beverages and packaging products, is stated at the lower of cost or market. Cost is determined on a first-in, first-out basis. In assessing the ultimate realization of inventories, our management makes judgments as to future demand requirements compared to current inventory levels.

Impairment of Long-lived Assets - Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Impairment of long-lived assets would be recognized in the event that the net book values of such assets exceed the future undiscounted cash flows attributable to such assets. No impairment of long-lived assets was recognized for any of the periods presented.

Intangible Assets - In connection with acquisitions in 2006 and 2007 of certain assets of catering businesses and other retail store locations we acquired certain identifiable intangible assets including customer-based intangibles. These acquisitions have been accounted for in accordance with SFAS No. 141. Amounts allocated to intangible assets were identified by management and have been valued on a number of factors. The estimate of useful lives of each intangible asset was based on an analysis by management of all pertinent factors. Management selected an estimated useful life of two years for each identifiable intangible asset.

Revenue Recognition - Revenues are recognized at the point of sale at retail locations or upon delivery of products for delivery and wholesale transactions.

Cost of Sales - Cost of sales includes the cost of food, beverages and paper products.

Income Taxes - We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been included in financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts expected to be realized. We continue to provide a full valuation allowance in order to reduce our net deferred tax asset to zero, inasmuch as our management has not determined that realization of deferred tax assets is more likely than not. The provision for income taxes represents the tax payable for the period and change during the period in net deferred tax assets and liabilities.

Stock-based Compensation - In December 2004, the FASB released SFAS 123R. SFAS 123R sets forth the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise, or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The statement eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, "Accounting for Stock Issued to Employees," and generally requires instead that such transactions be accounted for using a fair-value-based method, which requires recording an expense over the requisite service period for the fair value of all options or warrants granted to employees and consultants. We adopted SFAS 123R effective beginning January 1, 2006.

Results of Operations

Sales - Sales for 2007 increased approximately 65%, to $15.9 million, as compared with $9.7 million for 2006. Retail sales were $7.1 million during 2007, an increase of approximately 37% over $5.2 million during the comparative prior year. Retail sales comprised 45% of total sales in 2007 compared to 54% of total sales in 2006. The increase in retail sales is primarily a result of the addition of eleven new Retail Cafés that were opened or acquired during 2007. In 2007, we ended the year with 23 Retail Cafés as compared with 12 at the end of 2006.

Delivery/Catering sales were $6.6 million during 2007, an increase of $3.3 million, or approximately 100% over $3.3 million during 2006. Delivery/Catering sales comprised 41% of total sales in 2007 as compared with 34% for the prior year. The increase in delivery/catering sales during 2007 is attributable to the acquisition of catering businesses in Seattle and San Diego in addition to increased business volume in all delivery/catering operations.

Wholesale sales were $2.2 million during 2007, an increase of $1.1 million, as compared with $1.1 million during 2006. Wholesale sales comprised 14% of total sales in the 2007 period as compared with 12% in 2006. The increase in wholesale sales is due to our entrance in the San Diego market and increased business volume in existing markets.

Cost of Sales - Cost of sales includes the cost of food and paper products. Cost of sales for 2007 increased approximately 51%, to $7.4 million, as compared with $4.9 million for 2006. Cost of sales for 2007 was approximately 46% as a percent of sales as compared with 50% during the comparative prior year period. During 2007, we were able to negotiate lower costs on our food and paper products and reduce the amount of food waste and spoilage.

Gross Profit - Gross profit increased approximately 78%, to $8.5 million for 2007, as compared with $4.8 million for 2006. Gross profit for 2007 was approximately 54% of sales as compared with 50% during 2006. In addition to negotiating lower costs on our food and paper products and reducing the amount of food waste and spoilage, we also increased retail and wholesale prices during the year to improve our gross margin.

Operating Expenses - Operating expenses for 2007 increased approximately 53%, to $16.1 million, as compared with $10.5 million for 2006. Operating expenses are comprised primarily of labor, and, to a lesser extent, occupancy, utilities, and selling, general and administrative expenses. Operating expenses increased in 2007 as compared with 2006, primarily due to increased labor and related costs as a result of continued growth since the prior year, including the acquisition of two catering businesses, increasing the number of Retail Cafés from 12 in 2006 to 23 in 2007, and preparing for future growth. During 2007, we recorded $498,000 in non-recurring, one-time expenses, including significant upfront expenses to research and open locations in San Diego, the first new geographic territory since the acquisition of Briazz in 2005.

Depreciation and Amortization - Depreciation and amortization expense for 2007 increased to $4.0 million as compared with $1.2 million during 2006, due primarily to amortization of identifiable intangible assets acquired in the catering and retail business acquisitions in the latter part of 2006 and throughout 2007. Depreciation and amortization for 2007 were approximately 25% of sales as compared with 12% during 2006.

Loss from Operations - Loss from operations during 2007 increased to approximately $11.5 million as compared with $6.9 million during 2006. The increase in loss from operations over the prior year is the result of an increase in gross profit of $3.7 million being offset by a $5.6 million increase in operating expenses, and an increase in depreciation and amortization of $2.8 million

Interest Expense, Net - Interest expense, net for 2007, decreased to $691,000 as compared with $1.1 million for the prior year. The decrease was primarily due to the increase in debt from July 2006 through March 2007, prior to $5.3 million of debt being converted into equity in March 2007.

Net Loss - Net loss in 2007 increased to approximately $12.1 million as compared with $8.0 million in 2006.

Liquidity and Capital Resources

As planned, we have funded operations through financing activities consisting primarily of private placements of debt and equity securities. Our management intends to raise additional debt and equity financing to fund future expansion and capital expenditures, operations and to provide additional working capital. During 2006, we raised approximately $8.1 million pursuant to sales of debt and equity securities in connection with our 2006 private placement and subordinated debt offerings. Further, during the three months ended March 31, 2007, proceeds of approximately $6.9 million were received from the sale of equity securities in connection with our merger with SP Holding Corporation and concurrent private placement, and approximately $5.3 million of notes payable were converted into shares of common stock. Additionally, during the three months ended June 30, 2007, proceeds of approximately $6.7 million were received from the sales of debt and equity securities. In October 2007, we closed a private placement offering and issued approximately 3.2 million shares of common stock and warrants to purchase approximately 1.5 million shares of common stock. The aggregate gross proceeds raised by us were approximately $5.7 million. In January and February 2008, proceeds of approximately $12.0 million were received from the sales of equity securities. We intend to continue to be engaged in additional fund-raising activities to fund future capital expenditures, potential acquisitions of businesses, and provide additional working capital.

Net cash used by operating activities was approximately $9.7 million in 2007 and $6.0 million in 2006. The increase in cash used by operating activities was due primarily to the increase in net loss as adjusted for depreciation and amortization expense.

Net cash used in investing activities was approximately $7.2 million and $1.2 million for 2007 and 2006, respectively. Uses of cash flow for investing activities in 2007 primarily related to capital expenditures associated with business expansion for the acquisition of store and kitchen fixtures, equipment and leasehold improvements.

Net cash provided by financing activities was approximately$16.7 million and $7.8 million for 2007 and 2006, respectively. The increase of net cash provided in 2007 was due to an increase in proceeds, net of issuance costs, from the issuance of common stock in private placements.

On January 25, 2008, we entered into a Securities Purchase Agreement (with select accredited investors related to the sale of common stock of the Company and warrants to purchase shares of common stock. We closed the private placement on January 25, 2008, and issued an aggregate of 1,428,572 shares of common stock and warrants to purchase an aggregate of 642,858 shares of common stock. The aggregate gross proceeds raised by us were approximately $2.0 million. Each share was sold at $1.40 per share. The warrants expire five (5) years from the date of issue and may be exercised at $2.50 per share, subject to adjustment in certain circumstances. The private placement was conducted pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder.

On February 19, 2008, we entered into a Securities Purchase Agreement with W.Health L.P., relating to the sale of (i) our common stock, (ii) an unconditional warrant to purchase common stock and (iii) a conditional warrant to purchase common stock. Pursuant to the terms of the Securities Purchase Agreement, we sold and issued to W.Health L.P. 7,142,857 shares of common stock at a price of $1.40 per share, for a total purchase price of $10.0 million.

The unconditional warrant provides W.Health L.P. the right to purchase 4,285,715 shares of common stock at an exercise price of $2.50 per share, subject to adjustment under certain circumstances. The unconditional warrant is exercisable at any time through February 27, 2013 and may be exercised on a cashless basis.

The conditional warrant is exercisable only under certain circumstances, including (i) our failure to become listed on The NASDAQ Stock Market or the American Stock Exchange on or before February 27, 2011, (ii) our failure to maintain listing on The NASDAQ Stock Market or the American Stock Market for certain specified time periods or (iii) if we are acquired by or merge with another unaffiliated entity for consideration to the Company of an amount equal to or less than $2.50 per share before February 27, 2013 (each, an "Exercise Event"). Upon the occurrence of an Exercise Event, the W.Health L.P. will have the right to purchase such number of shares of common stock, calculated as of the initial date of exercise, equal to twenty percent (20%) of the total number of shares of capital stock on a fully diluted basis, taking into account such issuance, using the treasury method, at an exercise price of $0.001 per share, subject to adjustment under certain circumstances. The conditional warrant will expire upon the occurrence of certain specific events, but in any event, no later than February 27, 2013. The conditional warrant may be exercised on a cashless basis.

In connection with the sale of common stock to W.Health, L.P., we entered into registration rights agreements, which require us to file with the Securities and Exchange Commission and cause to be made effective, initial registration statements covering the resale of the common stock and the common stock issuable upon exercise of the warrants within specified time periods

Subsequent to December 31, 2007, we entered into new leases for computer hardware and software, furniture, fixtures and equipment in our cafés, which provide for additional minimum future lease payments over their three-year terms of approximately $1.0 million including interest.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Not applicable.

Item 8. Financial Statements and Supplementary Data.

Reference is made to the Index to Consolidated Financial Statements that appear on page F-1 to this Annual Report. The Report of Independent Registered Public Accounting Firm, the Consolidated Financial Statements and the Notes to the Consolidated Financial Statements listed in the Index to Consolidated Financial Statements, which appear beginning on page F-2 of this Annual Report, are incorporated by reference into this Item 8.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in the rules and regulations of the SEC under the Exchange Act) as of the end of the period covered by this report (the "Evaluation Date"). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the Evaluation Date.

Management's Report on Internal Control over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting includes the policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant; to recording transactions as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, to making receipts and expenditures only in accordance with authorizations of management and directors of our company; and for prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. We recognize that because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation.

We conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007. This evaluation was based on the framework in "Internal Control - Integrated Framework" published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that we maintained effective internal control over financial reporting as of December 31, 2007.

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management's report in this Annual Report.

Changes in Internal Control Over Financial Reporting

During the fiscal quarter ended December 31, 2007, there were no changes to our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information called for by this item is hereby incorporated by reference from our definitive Proxy Statement to be filed with the SEC on or about April 16, 2008.

Item 11. Executive Compensation.

The information called for by this item is hereby incorporated by reference from our definitive Proxy Statement to be filed with the SEC on or about April 16, 2008.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related stockholder Matters.

The information called for by this item is hereby incorporated by reference from our definitive Proxy Statement to be filed with the SEC on or about April 16, 2008.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information called for by this item is hereby incorporated by reference from our definitive Proxy Statement to be filed with the SEC on or about April 16, 2008.

Item 14. Principal Accounting Fees and Services.

The information called for by this item is hereby incorporated by reference from our definitive Proxy Statement to be filed with the SEC on or about April 16, 2008.

ITEM IV

Item 15. Exhibits, Financial Statement Schedules.

(a) The following documents are filed as part of this Annual Report:

(1) *Financial Statements.* Please see the accompanying Index to Consolidated Financial Statements, which appears on page F-1 of the Annual Report. The Report of Independent Registered Public Accounting Firm, the Consolidated Financial Statements and the Notes to Consolidated Financial Statements listed in the Index to Consolidated Financial Statements, which appear beginning on page F-2 of this report, are incorporated by reference into Item 8 above.

(2) *Financial Statement Schedules* . Financial Statement Schedules have been omitted because the information required to be set forth therein is either not applicable or is included in the Consolidated Financial Statements or the notes thereto.

(3) *Exhibits* . See Item 15(b) below.

(b) *Exhibits* . The exhibits listed on the accompanying Exhibit Index immediately following the signature page are filed as part of, or are incorporated by reference into, this Annual Report on Form 10-K.

(c) *Financial Statement Schedules* . Reference is made to Item 15(a)(2) above.

ORGANIC TO GO FOOD CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Organic To Go Food Corporation

We have audited the accompanying consolidated balance sheets of Organic To Go Food Corporation as of December 31, 2006 and 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2006 and 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Organic To Go Food Corporation as of December 31, 2006 and 2007, and the results of their operations and their cash flows for the years ended December 31, 2006 and 2007, in conformity with accounting principles generally accepted in the United States of America.

Rose, Snyder & Jacobs
A Corporation of Certified Public Accountants

Encino, California

March 17, 2008

Organic To Go Food Corporation and its wholly-owned subsidiary, Organic To Go, Inc.
Consolidated Balance Sheets
(in thousands, except share amounts)

	December 31, 2006	December 31, 2007
Current assets		
Cash and cash equivalents	$ 865	$ 668
Accounts receivable, net of allowance of $54 and $47	365	1,099
Inventory	236	845
Prepaid expenses and other current assets	189	489
Total current assets	1,655	3,101
Property and equipment, net	2,148	5,465
Identifiable intangible assets, net	851	3,853
Deposits and other assets	623	521
Total assets	$ 5,277	$ 12,940
Current liabilities		
Accounts payable	$ 1,337	$ 2,040
Accrued liabilities	881	780
Current portion of notes payable, net of discount	6,281	1,474
Current portion of capital lease obligations	50	463
Total current liabilities	8,549	4,757
Deferred rent	-	52
Notes payable, net of current portion	592	1,044
Capital lease obligations, net of current portion	137	440
Total liabilities	9,278	6,293
Stockholders' equity (deficit)		
Preferred Stock; $0.001 par value; 9,670,000 and 10,000,000 shares authorized, 9,670,000 and no shares issued and outstanding	8	-
Common stock and additional paid-in capital; $0.001 par value; 15,100,000 and 500,000,000 shares authorized; 3,454,910 and 27,758,326 shares issued and outstanding	10,414	33,215
Accumulated deficit	(14,423)	(26,568)
Total stockholders' equity (deficit)	(4,001)	6,647
Total liabilities and stockholders' equity (deficit)	$ 5,277	$ 12,940

Organic To Go Food Corporation and its wholly-owned subsidiary, Organic To Go, Inc.
Consolidated Statements of Operations
(in thousands, except per share amounts)

	Year ended December 31, 2006	2007
Sales	$ 9,663	$ 15,902
Cost of sales	4,876	7,361
Gross Profit	4,787	8,541
Operating expenses	10,483	16,075
Depreciation and amortization	1,206	4,008
Loss from operations	(6,902)	(11,542)
Interest income (expense), net	(1,064)	(603)
Loss before income taxes	(7,966)	(12,145)
Income taxes	-	-
Net loss	$ (7,966)	$ (12,145)
Net loss per share - basic and diluted	$ (2.78)	$ (0.57)
Weighted average shares outstanding	2,868	21,136

Organic To Go Food Corporation and its wholly-owned subsidiary, Organic To Go, Inc.
Consolidated Statement of Stockholders' Equity (Deficit)
(in thousands, except share amounts)

	Series A, B & C Preferred Stock		Common Stock and Additional Paid-in Capital		Accumulated	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Deficit	(Deficit)
Balance at December 31, 2005	2,988,683	$ 4	2,942,402	$ 4,367	$ (6,457)	$ (2,086)
Issuance of Series C Preferred Stock and warrants for cash and conversion of notes payable	2,664,153	4		4,477		4,481
Issuance of warrants with borrowings				1,476		1,476
Stock issue costs				(32)		(32)
Redemption of common stock for cash			(132,961)	(2)		(2)
Issuance of common stock			89,463	128		128
Net loss					(7,966)	(7,966)
Balance at December 31, 2006	5,652,836	$ 8	2,898,904	$ 10,414	$ (14,423)	$ (4,001)
Conversion of preferred stock into common stock	(5,652,836)	(8)	5,734,769	8		-
Conversion of bridge notes into common stock			4,629,340	4,225		4,225
SP Holding Corporation shares outstanding at merger			1,126,659	(15)		(15)
Issuance of common shares and warrants for cash			12,137,418	19,059		19,059
Stock issue costs				(1,875)		(1,875)
Issuance of common shares in connection with acquisition of assets			685,224	1,084		1,084
Issuance of common shares upon exercise of warrants			546,012	-		-
Stock based compensation				315		315
Net loss for the year ended December 31, 2007					(12,145)	(12,145)
Balance at December 31, 2007	-	$ -	27,758,326	$ 33,215	$ (26,568)	$ 6,647

Organic To Go Food Corporation and its wholly-owned subsidiary, Organic To Go, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year ended December 31, 2006	2007
Cash flows from operating activities:		
Net loss	$ (7,966)	$ (12,145)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization expense	1,206	4,008
Non-cash interest expense	776	223
Stock-based compensation expense	10	315
Changes in operating assets and liabilities:		
Accounts receivable	(281)	(734)
Inventory	42	(521)
Prepaid expenses and other current assets	(123)	(288)
Accounts payable	(245)	576
Accrued liabilities and deferred rent	431	(872)
Other	133	(279)
Net cash used by operating activities	(6,017)	(9,717)
Cash flows from investing activities:		
Purchases of property, equipment and other assets	(172)	(2,934)
Purchase of intangible assets	(1,010)	(4,276)
Net cash used by investing activities	(1,182)	(7,210)
Cash flows from financing activities:		
Principal payments of notes payable	(264)	(1,055)
Payments of capital lease obligations	(47)	(266)
Proceeds from issuance of notes payable	5,918	868
Proceeds from sale of preferred stock, net of issue costs	2,209	-
Redemption of common stock	(2)	-
Proceeds from sale of common stock, net of issue costs	-	17,183
Net cash provided by financing activities	7,814	16,730
Net increase in cash and cash equivalents	615	(197)
Cash and cash equivalents, beginning of period	250	865
Cash and cash equivalents, end of period	$ 865	$ 668
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 237	$ 505
Cash paid for income taxes	$ -	$ -
Non-cash investing and financing activities:		
Notes payable converted into preferred stock	$ 1,843	$ -
Preferred stock converted into common stock	$ -	$ 5,700
Notes payable converted into common stock	$ -	$ 4,225
Assets purchased through issuance of common stock	$ -	$ 1,084
Capital lease obligations incurred	$ -	$ 1,017
Notes payable for assets purchased	$ -	$ 225
Fixed assets acquired under financing agreements	$ 326	$ -

Note 1. Description of Business and Summary of Significant Accounting Policies

Organization and business - Organic To Go Food Corporation, formerly SP Holding Corporation ("SP") prior to May 2007, and its wholly owned subsidiary Organic To Go, Inc. ("Organic" and together with Organic To Go Food Corporation, collectively, the "Company"), which was acquired in a reverse merger on February 12, 2007, provides convenient Retail Cafes and delivery and catering facilities, which prepare and serve "grab and go" lunch, dinner, and breakfast foods and beverages prepared using organic ingredients, whenever possible. The Company also distributes its products through select wholesale accounts. In October 2006, Organic expanded its catering operations in the California area by acquiring the assets of a catering operation headquartered in Los Angeles, California, and in March 2007, it expanded its catering operations by acquiring the assets of a catering operation located in Seattle, Washington. In July, September and October 2007, the Company further expanded its operations by acquiring the assets of one or two operating locations, for a total of six locations in San Diego in three separate transactions. At December 31, 2007, the Company operates five stores in Washington and 18 stores in California.

Reverse merger with public shell company in February 2007 - Pursuant to the terms of an Agreement and Plan of Merger and Reorganization by and among Organic and SP, on February 12, 2007, all of the outstanding shares of Organic common and preferred stock were exchanged for shares of SP common stock as determined by multiplying each such outstanding share of Organic stock by the exchange ratio of 0.69781 (the "Exchange Ratio"). In connection with the merger, Organic convertible promissory bridge notes approximating $5.3 million automatically converted into SP common stock. As a result, among other things, Organic became a wholly owned subsidiary of SP. Outstanding Organic options, warrants and purchase rights were converted into options, warrants and purchase rights to purchase shares of SP common stock in accordance with the Exchange Ratio. The closing of the merger was conditioned upon SP closing a private placement offering of a minimum of eighty units (the "Units") at a purchase price of $50,000 per Unit for $4 million. Each Unit consists of (i) 40,000 shares of SP common stock and (ii) a warrant to purchase 8,000 shares of SP common stock at an exercise price of $2.50 per share, exercisable for a period of five years from the date of issuance. Consummation of the merger occurred concurrently with completion of a private placement of 138 Units, for an aggregate purchase price of approximately $6.9 million. Prior to the merger, SP was a non-operating "public shell" company. The merged company operates under the name of Organic To Go Food Corporatoin.

From an accounting perspective, the merger transaction is considered a recapitalization of Organic accompanied by the issuance of stock by Organic for the assets and liabilities of SP, as a result of SP not having operations immediately prior to the merger, and following the merger, SP becoming an operating company. Immediately following the merger and private placement, former SP stockholders owned approximately 5% of the common stock of the merged company, former Organic stockholders and convertible bridge note holders owned approximately 70% of the merged company, and the purchasers of Units owned approximately 25% of the merged company. In addition, the board of directors and executive officers of the merged company was comprised of Organic directors and executive officers. In these circumstances, the merger transaction is accounted for as a capital transaction rather than as a business combination, in that the transaction is equivalent to the issuance of stock by Organic for the assets and liabilities of SP, accompanied by a recapitalization. The accounting is identical to that resulting from a reverse acquisition, except that no goodwill or other intangible is recorded. All share and per share information presented and disclosed in these financial statements have been Exchange Ratio adjusted.

Basis of presentation and liquidity - The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. The Company has reported recurring losses and cash used by operating activities, and at December 31, 2007 has a net working capital deficiency and stockholders' deficit that could raise doubt about its ability to continue as a going concern. Since inception, the Company has funded its operations and business development and growth through debt and equity financings. In this regard, during 2006, the Company raised approximately $8.1 million pursuant to sales of debt and equity securities in connection with its private placement and subordinated debt offerings. Further, during the three months ended March 31, 2007, proceeds of approximately $6.9 million were received from the sale of equity securities in connection with the merger and private placement, and approximately $5.3 million of notes payable were converted into common shares. Additionally, during the three months ended June 30, 2007, proceeds of approximately $6.7 million were received from the sale of debt and equity securities. In October 2007, the Company closed its private placement offering and issued approximately 3.2 million shares of Company common stock and warrants to purchase approximately 1.5 million shares of Company common stock. The aggregate gross proceeds raised by the Company were approximately $5.7 million. Subsequent to December 31, 2007, the Company closed a private placement offering in January 2008 and issued approximately 1.4 million shares of Company common stock and warrants to purchase approximately 0.6 million shares of Company common stock. The aggregate gross proceeds raised by the Company were approximately $2.0 million. In February 2008, the Company closed a private placement offering and issued approximately 7.1 million shares of Company common stock and a warrant to purchase approximately 4.3 million shares of Company common stock and a conditional warrant to purchase shares of Company common stock, which may only be exercised under certain circumstances. The aggregate gross proceeds raised by the Company were approximately $10.0 million. Company management intends to continue to be engaged in additional fund-raising activities to fund future capital expenditures, potential acquisitions of businesses, and provide additional working capital. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that could result should the Company not continue as a going concern.

Use of estimates in the preparation of financial statements - Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The more significant accounting estimates inherent in the preparation of the Company's financial statements include estimates as to the depreciable lives of property and equipment, recoverability of receivables, valuation and recoverability of inventories, recoverability of long-lived assets, valuation of intangible assets and allocation of purchase price, valuation of equity related instruments issued, and valuation allowance for deferred income tax assets.

Cash and cash equivalents - The Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents. The Company places its cash balances with high credit quality financial institutions. At times, such balances may be in excess of the FDIC insurance limit. At December 31, 2007, approximately $675,000 was in excess of the FDIC limit.

Contingencies - Certain conditions may exist as of the date financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. Company management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a liability has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable would be disclosed.

Concentrations - All of the Company's operations are currently located in Washington and California. As a result, the Company is sensitive to negative occurrences in markets where the Company is located, and particularly susceptible to adverse trends and economic conditions including labor markets. In addition, given geographic concentration, negative publicity regarding any of our operations in Washington or California could have a material adverse effect on the Company's business and operations, as could other regional occurrences such as local strikes, earthquakes or other natural disasters.

Fair value of financial instruments - The Company measures its financial assets and liabilities in accordance with generally accepted accounting principles. For certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, the carrying amounts approximate fair value due to their short maturities. Amounts recorded for notes payable also approximate fair value because current interest rates offered to the Company for debt of similar maturities are substantially the same.

Accounts receivable - The Company extends credit to some of its customers. Accounts receivable are customer obligations due under normal trade terms. The Company performs continuing credit evaluations of its customers' financial condition. Management reviews accounts receivable on a regular basis on contracted terms and how recent payments have been received in order to determine estimates of amounts that could potentially be uncollectible. The Company includes an estimate of the amount that is more likely than not to be uncollectible in its allowance for doubtful accounts. Accounts uncollected are ultimately written off after all reasonable collection efforts have occurred.

Inventory - Inventory, which consists primarily of food, beverages and packaging products, is stated at the lower of cost or market. Cost is determined by the first-in, first-out method. In assessing the ultimate realization of inventories, Company management makes judgments as to future demand requirements compared to current inventory levels.

Property and Equipment - Property and equipment is stated at cost. Additions and improvements that significantly add to the productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over five to seven years for furniture, fixtures, equipment and vehicles, and over three years for computer software and hardware. Leasehold improvements are amortized over the shorter of the lease term or 10 years.

Identifiable intangible assets - In connection with the acquisition in October 2006 of certain assets of a catering business, the Company acquired certain identifiable intangible assets including customer-based intangibles and a covenant not to compete received from the sellers. This acquisition has been accounted for in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"). Amounts allocated to intangible assets were identified by management and have been valued on a number of factors based upon preliminary estimates. The estimate of useful lives of each intangible asset was based on an analysis by management of all pertinent factors, and selected an estimated useful life of up to two years for each identifiable intangible asset. Customer based intangible assets are amortized utilizing an accelerated method and non-compete intangible assets are amortized on a straight-line basis. At December 31, 2007, identifiable intangible assets were comprised of customer based intangible assets of approximately $6.3 million, less accumulated amortization of $2.9 million, and non-compete intangible assets of approximately $589,000, less accumulated amortization of approximately $157,000. Amortization expense for these intangible assets will approximate $3.8 million in 2008 and $117,000 in 2009.

Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," ("SFAS No. 142") requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net discounted cash flows expected to be generated by the asset or other valuation methods. If such assets are considered to be impaired, impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the asset's fair value.

Impairment of long-lived assets - Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Impairment of long-lived assets would be recognized in the event that the net book values of such assets exceed the future undiscounted cash flows attributable to such assets.

Deferred debt issue costs - The Company capitalizes costs incurred in connection with borrowings. These costs are amortized as an adjustment to interest expense over the life of the borrowing. Deferred debt issue costs are included in other assets and were approximately $386,000 and $0 at December 31, 2006 and 2007, respectively.

Debt discount - The Company records the fair value of warrants issued with debt securities as a debt discount, which is amortized as an adjustment to interest expense over the life of the borrowing.

Revenue recognition - Revenues are recognized at the point of sale at retail locations or upon delivery of the product for delivery and wholesale transactions.

Cost of sales - Cost of sales includes the cost of food and paper products.

Pre-operating costs - Costs incurred in connection with start-up and promotion of new store openings are expensed as incurred.

Advertising and promotion - Advertising and promotion costs are expensed as incurred. Approximately $671,000 and $1.2 million was expensed in 2006 and 2007, respectively.

Income taxes - The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been included in financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts expected to be realized. The Company continues to provide a full valuation allowance to reduce its net deferred tax asset to zero, inasmuch as Company management has not determined that realization of deferred tax assets is more likely than not.

Stock-based compensation - Prior to January 1, 2006, the Company accounted for employee stock option grants in accordance with APB No. 25, and adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," amended by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." In December 2004, the FASB released a revision to SFAS No. 123, "Accounting for Stock-Based Compensation" ("FAS 123R"). FAS 123R sets forth the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The statement eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, "Accounting for Stock Issued to Employees," and generally requires instead that such transactions be accounted for using a fair-value-based method, which requires recording an expense over the requisite service period for the fair value of all options or warrants granted to employees and consultants. The Company adopted FAS 123R effective beginning January 1, 2006 using the modified prospective method.

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Task Force Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods or Services." Compensation expense related to equity instruments issued to non-employees is recognized as the equity instruments vest.

Basic and diluted net loss per share - Basic net loss per common share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. Diluted net loss per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, consisting of shares that might be issued upon exercise of common stock options, warrants or convertible promissory notes, or conversion of preferred stock shares. In periods where losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive. In connection with the merger with SP in February 2007, all shares of Organic preferred stock automatically converted into an equal number of Organic common shares and all Organic common shares automatically converted into SP common shares at the Exchange Ratio adjusted number of shares equal to .69781 SP common shares for every one Organic common share. All share and per share amounts have been Exchange Ratio adjusted. For purposes of determining the weighted average number of common shares outstanding historical Organic shares outstanding have been multiplied by the Exchange Ratio, which results in a fewer number of shares outstanding than historical amounts. Computations of net loss per share for 2007 exclude approximately 7,458,035 shares issuable upon exercise of outstanding and issuable warrants, 3,050,938 shares of common stock issuable upon exercise of outstanding stock options, and 294,022 shares of common stock issuable upon conversion of convertible notes payable. Computations of net loss per share for 2006, exclude approximately 3,912,000 shares of common stock issuable upon conversion of convertible notes payable, 5,653,000 shares issuable upon conversion of preferred stock and 2,332,000 shares issuable upon exercise of outstanding and issuable warrants. These common stock equivalents could have the effect of decreasing diluted net income per share in future periods.

Reclassifications - Certain reclassifications have been made to prior years' financial statements to conform with current year presentations. Such reclassifications had no effect on stockholders' equity, net loss or net increase in cash and cash equivalents.

Recent accounting pronouncements - In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN No. 48"), which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN No. 48 provides guidance on the recognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The accounting provisions of FIN No. 48 were effective for the Company beginning January 1, 2007, the adoption of which did not have a significant effect on its results of operations or financial position.

In October 2006, the FASB issued FASB Staff Position No. 123(R)-5, "Amendment of FASB Staff Position FAS 123(R)-1" ("FSP 123(R)-5") FSP 123(R)-5 amends FSP 123(R)-1 for equity instruments that were originally issued as employee compensation and then modified, with such modification made to the terms of the instrument solely to reflect an equity restructuring that occurs when the holders are no longer employees. In such circumstances, no change in the recognition or the measurement date of those instruments will result if both of the following conditions are met: (a) there is no increase in fair value of the award (or the ratio of intrinsic value to the exercise price of the award is preserved, that is, the holder is made whole), or the antidilution provision is not added to the terms of the award in contemplation of an equity restructuring; and (b) all holders of the same class of equity instruments (for example, stock options) are treated in the same manner. The adoption of FSP 123(R)-5 did not have a significant impact on the Company's results of operations or financial position.

In December 2006, the FASB issued FASB Staff Position No. EITF 00-19-2 "Accounting for Registration Payment Arrangements" ("FSP EITF 00-19-2"), which addresses an issuer's accounting and disclosures relating to registration payment arrangements. In connection with issuance of Units in the private placement in February 2007, the Company has registered the shares underlying the Units. In accordance with FSP EITF 00-19-2, the registration payment arrangements are accounted for as an instrument separate and apart from the related securities and will be accounted for in accordance with Statement of Financial Accounting Standards No. 5 "Accounting for Contingencies," accruing a liability if payment is probable and the amount can be reasonably estimated.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB Statement No. 115," which is effective for fiscal years beginning after November 15, 2007. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. Unrealized gains and losses on items for which the fair value option is elected would be reported in earnings.

In December 2007, the FASB issued SFAS No. 141(revised 2007), *Business Combinations* ("SFAS No. 141R"), which revises current purchase accounting guidance in SFAS No. 141, *Business Combinations* . SFAS No. 141R requires most assets acquired and liabilities assumed in a business combination to be measured at their fair values as of the date of acquisition. SFAS No. 141R also modifies the initial measurement and subsequent remeasurement of contingent consideration and acquired contingencies, and requires that acquisition related costs be recognized as expense as incurred rather than capitalized as part of the cost of the acquisition. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008 (the Company's fiscal 2009) and is to be applied prospectively to business combinations occurring after adoption. The impact of SFAS No. 141R on the Company's consolidated financial statements will depend on the nature and extent of the Company's future acquisition activities.

In December 2007, the FASB issued SFAS No. 160. "Noncontrolling Interests in Consolidated Financial Statements-and Amendment of ARB No. 51." SFAS 160 establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of any retained noncontrolling equity investment when a subsidiary is deconsolidated. This statement also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. Management has reviewed this new standard and believes that it has no impact on the financial statements of the Company at this time, however, it may apply in the future.

Note 2. Inventories

Inventories at December 31, consist of the following (in thousands):	2006	2007
Food and beverages	$ 191	$ 820
Paper products	45	25
	$ 236	$ 845

Note 3. Property and Equipment

Property and equipment at December 31, consist of the following (in thousands):	2006	2007
Leasehold improvements	$ 1,512	$ 2,389
Furniture, fixtures and equipment	1,452	3,878
Vehicles	391	1,156
Leased equipment	259	686
	3,614	8,109
Less accumulated depreciation and amortization	1,466	2,644
	$ 2,148	$ 5,465

Amortization of leased equipment is included in depreciation and amortization expense.

Note 4. Notes Payable

Notes payable consist of the following (in thousands):

	December 31, 2006	December 31, 2007
Notes payable, 6% to 25% interest collateralized by vehicles and equipment	$ 323	$ 141
Convertible note payable, 8.25% interest, collateralized by substantially all assets	759	759
Notes payable, 7.75% interest, collateralized by certain assets, due April 2010	418	418
Convertible notes payable, 8% interest, due June 2008	525	-
Note payable, 9.25% interest, due March 2009	-	97
Note payable, 8.0% interest, due October 2009	-	54
Notes payable, 18% interest, due May 2008		500
Convertible notes payable, 8% interest, due June 2007	5,275	-
Note payable, 9% interest, due December 2006	275	-
Notes payable, 10.5% interest, due December 2009	-	549
Total notes payable	7,575	2,518
Less: unamortized original discount	(702)	-
Less: current portion of notes payable	(6,281)	(1,474)
Notes payable, net of current portion	$ 592	$ 1,044

The Company has a borrowing agreement with a vendor pursuant to which the Company has had outstanding borrowings of approximately $759,000 since March 31, 2006. The note payable requires monthly payments of interest at the prime rate plus 1% (9.25% at December 31, 2006, and 8.25% at December 31, 2007), with the principal due in September 2007. The note is convertible at the note holder's option into shares of the Company's common stock at an Exchange Ratio adjusted conversion price of approximately $1.68 per share. If the note was not converted in full on or before the maturity date, the then outstanding principal balance and accrued interest automatically converts into a term note, which shall provide for thirty-six equal monthly payments and a final maturity date in September 2010. Since the note was not converted or repaid on or prior to the maturity date the original note has been replaced with a 36 month term loan with interest at prime plus 1%. The note is collateralized by a pledge of Company assets.

During 2006, the Company received approximately $4.3 million through the issuance of approximately $3.8 million of convertible promissory notes bearing interest at 8% due June 2007 (the "Bridge Notes") and $525,000 of convertible promissory notes bearing interest at 8% due June 2008 (the "2 year Bridge Notes") and warrants to purchase shares of Company common stock (together with the notes, the "Bridge Securities"). The estimated fair value of the warrants of approximately $768,000 was recorded as an original issue discount to be amortized to interest expense on a straight-line basis over the 7-month term of the notes. Additionally, in 2006, the Company received approximately $1.6 million through the issuance of convertible promissory notes bearing interest at 24%, approximately $1.5 million of which were converted at the holders' option into bridge notes and the remaining notes were repaid. Warrants were issued in connection with the short-term loans, the fair value of which was expensed over the debt term prior to conversion. Bridge Notes of approximately $5.8 million were convertible at the note holders' option, or in certain circumstances automatically, into shares of the Company's common stock at an Exchange Ratio adjusted conversion price of approximately $1.68 per share. In February 2007, in connection with the closing of the merger with SP, the Bridge Notes of approximately $5.3 million were automatically converted into common stock. A portion of the bridge known as "Satellite Note" of $525,000 was not converted. The Satellite Note principal was paid in December 2007 with the proceeds from the issuance of two promissory notes payable in the amounts of $258,500 and $291,500, each bearing interest at 10.5% per annum, both due on December 12, 2009. The holder of each note can elect to require payment in full on December 12, 2008.

During 2006, the Company borrowed $275,000 from one of the Company's equity and bridge note investors pursuant to a promissory note payable of $275,000, bearing interest at 9% per annum, which was outstanding and due at December 31, 2006, and which was repaid in full during the three months ended March 31, 2007.

During 2007, the Company borrowed $500,000 from three of the Company's equity and bridge note investors pursuant to a promissory note payable of $500,000, bearing interest at 18% per annum, all of which are due on May 15, 2008.

Also during 2007, as part of asset purchase agreements, the Company issued to the sellers promissory notes of $150,000 and $75,000, bearing interest at 9.25% and 8% per annum, payable monthly and due on March 11, 2009 and October 10, 2010 respectively.

Future minimum principal payments on notes payable at December 31, 2007 are as follows (in thousands):

2008	$	1,474
2009		856
2010		188
	$	2,518

Note 5. Reverse Merger with Public Shell Company, Private Placement and Stockholders' Equity

Reverse merger - On February 12, 2007, pursuant to an Agreement and Plan of Merger and Reorganization by and among Organic and SP, Organic became a wholly owned operating subsidiary of SP. Those persons holding shares of Organic capital stock, warrants and options to purchase shares of Organic capital stock, and certain promissory notes convertible into shares of Organic capital stock, received shares of SP common stock and warrants and options to purchase shares of SP common stock.

Under the terms of the merger, each share of Organic common stock and Organic preferred stock (which included certain issued and outstanding convertible promissory notes on an "as converted" basis) outstanding immediately prior to the closing of the merger was converted into the right to receive 0.69781 shares of SP common stock. Under the terms of the merger, each then convertible promissory note whose holder had not previously elected to convert to Organic common stock, became convertible for shares of SP common stock, provided that (i) the face value of each such convertible note remained unchanged, (ii) each such convertible note became convertible for such number of shares of SP common stock as was determined by multiplying the number of Organic shares underlying said convertible note by the Exchange Ratio, with the resulting product rounded down to the nearest whole number of shares, and (ii) the per share conversion price for each convertible note determined by dividing the conversion price per share for said convertible note by the Exchange Ratio, with the resulting quotient rounded down to the nearest whole cent.

Under the terms of the merger, each then outstanding option and warrant to purchase shares of Organic common stock, whether or not exercisable, was converted into an option or warrant to purchase shares of SP common stock upon the same terms and conditions as the corresponding Organic options and warrants, provided that (i) each such Organic option and warrant related to such number of shares of SP common stock as was determined by multiplying the number of shares of Organic common stock underlying such Organic option or warrant by the Exchange Ratio, with the resulting product rounded down to the nearest whole number of shares, and (ii) the per share exercise price for the newly issued SP options or warrants was determined by dividing the exercise price per share of such Organic options or warrants by the Exchange Ratio, with the resulting quotient rounded down to the nearest whole cent.

Private placement - Consummation of the merger occurred concurrently with the completion of a private placement of 138 Units for an aggregate of approximately $6.9 million, issued by SP. Each Unit is comprised of (i) 40,000 shares of SP common stock, and (ii) a detachable five-year warrant to purchase 8,000 shares of SP common stock, at an exercise price of $2.50 per share (the "SP Warrants"). The purchase price per Unit was $50,000. Pursuant thereto the Company issued to the investors an aggregate of 5,522,992 shares of SP common stock and SP Warrants to purchase 1,104,598 shares of Company common stock. Organic engaged Burnham Hill Partners, a division of Pali Capital, Inc., as the placement agent (the "Placement Agent") in connection with the Private Placement. Pursuant to the terms of the engagement with the Placement Agent, the Placement Agent, or its registered assignees or designees, received a cash commission of 10% of the gross proceeds from the Units sold in the Private Placement. In addition, the Company issued to the Placement Agent or its registered assignees or designees, SP Warrants (the "Placement Agent Warrants") to purchase up to 888,899 shares of SP common stock. The Placement Agent Warrants are exercisable at any time at a price equal to 110% of the price paid by the investors in the private placement, on a net-issuance or cashless basis. The Placement Agent Warrants had registration rights similar to the registration rights afforded to the holders of SP Warrants. The Placement Agent Warrants are fully vested and have a term of five years.

The issuance of SP common stock to the Organic stockholders and the investors is intended to be exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 4(2) thereof. As such, the SP common stock received by the Organic stockholders pursuant to the merger and issued to the investors pursuant to the Private Placement may not be offered or sold in the United States unless they are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. In April 2007, the Company filed a registration statement covering these securities with the Securities and Exchange Commission. The registration statement was declared effective in May 2007.

During the three months ended June 30, 2007, the Company closed a private placement with select accredited investors related to the sale and issuance of an aggregate of 3,350,000 shares of common stock of the Company and warrants to purchase an aggregate of 1,340,000 shares of common stock. The aggregate gross proceeds raised by the Company were approximately $6.7 million. Each share was sold to the investors at $2.00 per share. The warrants will expire five years from the date of issue and may be exercised at $2.50 per share, subject to adjustment in certain circumstances. In connection with the private placement, the Company paid its placement agents an aggregate cash commission equal to $84,000. In addition, the Company reimbursed the placement agents $40,000 for costs and expenses incurred in connection with the private placement, and issued to the placement agents five-year warrants to purchase an aggregate of 21,000 shares of common stock, at an exercise price of $2.50 per share, subject to adjustment in certain circumstances. The private placement was conducted pursuant to Section 4(2) of the Securities Act and Rule 506 promulgated thereunder.

In October 2007, the Company entered into a securities purchase agreement with select accredited investors related to the sale of Company common stock and warrants to purchase shares of Company common stock. The purchase price of the common stock was $1.75 per share. The Company closed its private placement, pursuant to which it issued an aggregate of 3,264,426 shares of Company common stock and warrants to purchase an aggregate of 1,468,990 shares of Company common stock at an exercise price of $2.50 per share with a five year term. The aggregate gross proceeds raised by the Company were approximately $5.7 million. In connection with the private placement, the Company paid to certain finders an aggregate cash commission equal to $140,000 and warrants to purchase an aggregate of 35,000 shares of Company common stock at an exercise price of $2.50 per share with a five year term.

In connection with the placements, the Company entered into registration rights agreements requiring the Company to file with the Securities and Exchange Commission an initial registration statement covering the resale of the common stock and the common stock issuable upon exercise of the warrants within 30 days following the closing of each such private placement. In addition, the Company was required to cause each registration statement to be declared effective by the Securities and Exchange Commission 90 to 180 days following the close of the respective private placement, depending on certain conditions. The Company's registration statements were declared effective by the Securities and Exchange Commission within the prescribed time limits.

Authorized shares - SP is currently authorized under its Amended and Restated Certificate of Incorporation to issue 500,000,000 shares of its common stock and 10,000,000 shares of its preferred stock. Prior to the closing of the merger and private placement, there were 439,403 shares of SP common stock issued and outstanding and 60 shares of SP preferred stock issued and outstanding. At the closing of the merger and private placement and after giving effect thereto, there were 19,595,671 shares of SP common stock issued and outstanding and no shares of preferred stock issued and outstanding (the 60 shares of SP preferred stock issued and outstanding prior to the merger having automatically converted into 687,271 shares of SP common stock upon closing of the merger).

Warrants - During the three months ended March 31, 2007, in conjunction with various financing related agreements, including issuances of debt and equity securities, the Company issued warrants for a term of approximately 5 years to purchase shares of the Company's common stock at exercise prices ranging from $1.17 to $1.38 per share for approximately 4,165,000 shares and at $2.50 per share for approximately 1,105,000 shares. During the three months ended June 30, 2007, the Company issued warrants at exercise prices ranging from $1.17 to $2.50 per share for approximately 1,371,000 shares and 822,270 shares were redeemed. During the three months ended December 31, 2007, the Company issued warrants at an exercise price of $2.50 per share for approximately 1,639,000 shares. As of December 31, 2007, there were a total of 7,458,035 warrants outstanding.

Stock options - Commencing in 2006, the Company from time to time granted to certain of its directors, officers and employees options to purchase shares of the Company's common stock. Options have a term of 10 years from the date of grant, with exercise prices established at no less than the estimated fair market value of the Company's common stock on the date of grant. The Company determines the fair market value of options granted using the Black-Scholes option-pricing model. The determination of the fair market value of stock-based awards on the date of grant using an option pricing model is affected by the stock price as well as assumptions regarding a number of subjective variables. These variables include, among others, the expected life of the award, expected stock price volatility over the term of the award and actual and projected exercise behaviors. Although the fair value of stock-based awards is determined in accordance with SFAS 123R and SAB 107, the Black-Scholes option pricing model requires the input of highly subjective assumptions, and other reasonable assumptions could provide differing results. The weighted average fair value of stock options granted during the year ended December 31, 2006 and 2007 was approximately $0.21 and $0.72 per share, respectively determined using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 50% (based on the volatilities of common stock of comparable public companies); risk-free interest rates of approximately 5.1% and 4.4 %, and estimated lives of 5 years.

Compensation expense recognized for stock options approximated $60,000 and $315,000 for the years ended December 31, 2006 and 2007, respectively. As of December 31, 2007, there was approximately $1.5 million of unrecognized compensation cost related to unvested stock options granted, which is expected to be recognized as expense over a period of approximately 3 years. The intrinsic value of stock options outstanding and exercisable is based on the close/last price for the Company's common stock as reported by the OTCBB of $1.43 per share at December 31, 2006 and $1.50 at December 31, 2007, and is calculated by aggregating the difference between the closing price and the exercise price of vested and unvested stock options which have an exercise price less than the closing price. The following summarizes activity for stock options (intrinsic value in thousands):

	Outstanding	Weighted average exercise price	Weighted average remaining life in years	Aggretate intrinsic value
Balance at January 1, 2005	-			
Granted	655,545	$ 0.54	10.0	
Exercised	-			
Forfeitures	-			
Balance at December 31, 2006	655,545	0.54	9.4	$ 585
Granted	2,827,965	1.55		
Exercised	-			
Forfeitures	(432,572)	1.98		
Balance at December 31, 2007	3,050,938	$ 1.50	8.2	$ 762
Exercisable at December 31, 2007	467,026	$ 0.70	8.7	$ 435

Additional information regarding stock options outstanding as of December 31, 2007, is as follows:

	Options outstanding			Options exercisable	
Range of exercise prices	number	Weighted average exercise price	Weighted average remaining life in years	number	Weighted average exercise price
$0.17	349,254	$ 0.17	8.2	282,773	$ 0.17
$0.34	118,628	0.34	8.5	44,485	0.34
$1.38	1,246,674	1.38	9.1	-	
$1.43 - $1.48	369,781	1.47	9.7	110,080	1.43
$1.60 - 1.92	355,000	1.80	9.7	-	
$2.23	461,601	2.23	9.6	-	
$3.60	150,000	3.60	9.5	29,688	3.60
	3,050,938	$ 1.50		467,026	$ 0.70

Note 6. Asset purchase agreements

In October 2006, pursuant to terms of an asset purchase agreement, the Company acquired for $1.0 million cash, among other things, all inventory, furniture, fixtures, equipment, customer lists, leasehold improvements, and owned vehicles used in connection with a catering business in California. Other than the notes payable on the vehicles, no liabilities were assumed by the Company. The Company also entered in to a one year lease agreement for the building owned by the seller. The total purchase price of approximately $1.0 million, including related acquisition costs, was allocated to assets acquired based on relative estimated fair values, which resulted in the majority being allocated to customer based identifiable intangible assets, and which is summarized as follows (in thousands):

Inventory	$ 12
Furniture, fixtures and equipment	29
Customer based intangible assets	860
Covenant not compete intangible asset	150
Note payable assumed	(9)
Total	$ 1,042

In March 2007, pursuant to terms of an asset purchase agreement, the Company acquired for cash of approximately $612,000, a $150,000 promissory note and 400,000 shares of its common stock, among other things, all inventory, furniture, fixtures, equipment, leasehold improvements, customer lists and other intangible assets used in connection with a Seattle-based catering business. Other than a facilities lease and equipment lease, no liabilities were assumed by the Company. The total purchase price approximates $1.2 million, and because information known to exist as it pertains to estimates of fair values of intangible assets, has been preliminarily allocated to assets acquired based on relative estimated fair values, which resulted in the majority being allocated to customer based intangibles, and which is summarized as follows (in thousands):

Inventory	$	32
Furniture, fixtures, equipment and vehicles		160
Customer based intangible assets		1,084
Liabilities assumed		(42)
Total	$	1,234

On October 18, 2007, pursuant to terms an asset purchase agreement, the Company acquired for $2.4 million cash, shares of Company common stock having a fair value of $250,000 based on the closing price as of the date of the agreement, $35,000 per month for 12 months from the closing date, $150,000 due 90 days from the closing date and another $150,000 due 120 days after the close, and upon the occurrence of certain events, additional shares of the Company having a fair value of $50,000 based on the closing price as of the date of the agreement, all inventory, furniture, fixtures, equipment, customer lists, leasehold improvements, and owned vehicles used in connection with a catering and retail business operating three stores in San Diego, California. Other than the Company's assumption of the leases for the three locations, no other liabilities were assumed. The total purchase price of approximately $3.0 million will be allocated to assets acquired based on estimated fair values, which will result in the majority being allocated to customer based identifiable intangible assets.

Inventory and other assets	$	90
Furniture, fixtures, equipment and vehicles		210
Customer based intangible assets		3,100
Total	$	3,400

Operating results for the acquired catering busi nesses are included in the Company's operating results from the dates of acquisitions. The following supplemental pro forma information has been presented on the basis as if the asset acquisitions of the catering businesses had occurred at the beginning of the periods presented (in thousands):

	2006		2007	
Sales	$	16,414	$	20,189
Net loss	$	(9,774)	$	(11,040)
Net loss per share	$	(2.94)	$	(0.39)

In July 2007, pursuant to terms of an asset purchase agreement, the Company acquired for approximately $375,000 cash, shares of Company common stock having a fair value of approximately $163,000 based on the closing price as of the date of the agreement, and $50,000 due 60 days from the date of the agreement, among other things, all inventory, furniture, fixtures, equipment, customer lists, leasehold improvements, and owned vehicles used in connection with a retail business operating two stores in San Diego, California. No liabilities were assumed by the Company. The Company also entered in to a five-year lease agreement for one of the store locations from a landlord affiliated with the seller, and assumed the lease for the other store location. The total purchase price of approximately $600,000 has been preliminarily allocated to assets acquired based on estimated fair values, which resulted in the majority being allocated to customer based identifiable intangible assets, and which is summarized as follows (in thousands):

Inventory and other assets	$	12
Furniture, fixtures, equipment and vehicles		30
Customer based intangible assets		558
Total	$	600

In September 2007, pursuant to terms of an asset purchase agreement, the Company acquired for approximately $266,000 cash, shares of Company common stock having a fair value of approximately $100,000 based on the closing price as of the date of the agreement, $25,000 due in equal monthly payments within 90 days from the date of the agreement, and related acquisition costs of approximately $22,000, among other things, all inventory, furniture, fixtures, equipment, customer lists, leasehold improvements, and owned vehicles used in connection with a retail business operating one store in San Diego, California. No liabilities were assumed by the Company. The Company assumed the lease for the store location. The total purchase price of approximately $415,000 has been preliminarily allocated to assets acquired based on estimated fair values, which resulted in the majority being allocated to customer based identifiable intangible assets, and which is summarized as follows (in thousands):

Inventory (and other assets)	$	11
Furniture, fixtures, equipment and vehicles		25
Customer based intangible assets		379
Total	$	415

In September 2007, pursuant to terms of an asset purchase agreement, the Company acquired for approximately $381,000 cash and shares of Company common stock having a fair value of approximately $48,000 based on the closing price as of the date of the agreement, all inventory, furniture, fixtures, equipment, customer lists, leasehold improvements, and owned vehicles used in connection with a retail business operating two stores in San Diego, California. No liabilities were assumed by the Company. The Company also entered in to a five-year lease agreement for one of the store locations from a landlord affiliated with the seller, and assumed the lease for the other store location. The total purchase price of approximately $430,000 has been preliminarily allocated to assets acquired based on estimated fair values, which resulted in the majority being allocated to customer based identifiable intangible assets, and which is summarized as follows (in thousands):

Inventory and other assets	$	6
Furniture, fixtures, equipment and vehicles		30
Customer based intangible assets		394
Total	$	430

Note 7. Commitments and contingencies

The Company leases its cafes, central kitchens and office facilities under non-cancelable operating leases, some with renewal options. Rents are fixed base amounts, some with escalating rents and some with contingent rentals based on sales. Lease provisions also require additional payments for maintenance and other expenses. Rent is expensed on a straight-line basis over the term of the lease. The difference between amounts paid and expensed is recorded as a deferred credit. The Company also leases certain point-of-sale computer hardware and software pursuant to capital leases. Subsequent to December 31, 2007, the Company has entered into new leases for computer hardware and software, furniture, fixtures and equipment in our cafés, which provide for additional minimum future lease payments over their three year terms of approximately $1.0 million including interest. Capital lease obligations are for terms ranging from two to five years with interest at 9% to 22%. At December 31, 2007, minimum future annual lease obligations are as follows (in thousands):

	Operating	Capital
2008	$ 1,529	$ 552
2009	1,168	261
2010	1,067	145
2011	981	88
2012 and thereafter	1,740	32
	6,485	1,078
Less amounts representing interest		(175)
	$ 6,485	$ 903

On January 8, 2008, Esther Sanchez, a former employee of Organic To Go, Inc., our wholly owned subsidiary, brought suit against us seeking damages in the Superior Court of the State of California for the County of Los Angeles claiming wrongful termination, sexual harassment and related causes of action in connection with the termination of Ms. Sanchez's employment with us. Our employment practices liability insurer has agreed to provide a defense on our behalf, subject to a reservation of rights letter and the terms and conditions of its insurance policy.

We are currently in mediation pursuant to the Standard Form of Agreement with Wheelihan Construction, Inc. This matter arose out of tenant improvements made by Wheelihan Construction, Inc. and its subcontractors at one of our retail locations in San Diego, California. In connection with the matter, four subcontractors/suppliers have commenced actions against us, Wheelihan Construction, Inc. and other defendants.

From time to time, the Company is subject to various legal proceedings and claims that may arise in the ordinary course of business. Further, in the past, certain vendors have taken legal action against the Company as a result of untimely payment of invoices. In some cases, the courts have stipulated judgment requiring the Company to pay interest and comply with payment schedules. Company management currently believes that resolution of such legal matters will not have a material adverse impact on the Company's financial statements. We are not a party to any other material legal proceedings nor are we aware of any circumstance that may reasonably lead a third party to initiate material legal proceedings against us. In 2006, a former employee of the Company brought suit against us. The matter was settled for an amount immaterial to the Company's financial results in June 2007.

Effective January 1, 2007, the Company entered into an employment agreement with a three-year term with its founder and Chief Executive Officer, pursuant to which the executive officer shall receive a base salary at an annual rate of $225,000, subject to annual increases as determined by the Company's Board of Directors. The Company's Chief Executive Officer is also eligible for cash bonuses and other typical employment benefits. In addition, effective upon the closing of the merger, the executive officer received 1,246,674 options to purchase shares of the Company's common stock at an exercise price of $1.38 per share, with a term of 10 years from the date of grant. Options granted vest 25% after 12 months of employment, with the remainder vesting over the next 36 months, subject to accelerated vesting in the event of a "Change in Control," as defined in the employment agreement, or in certain other circumstances. Under certain departure circumstances, the executive officer could be eligible to receive payments equal to one year's salary and benefits.

Effective February 7, 2008, the Company entered into an amended and restated employment agreement with a three-year term with its founder and Chief Executive Officer, pursuant to which the executive officer shall receive a base salary at an annual rate of $250,000, subject to annual increases as determined by the Company's Board of Directors. The Company's Chief Executive Officer is also eligible for cash bonuses and other typical employment benefits.

Effective January 14, 2008, the Company entered into an employment agreement with a three-year term with its Chief Financial Officer, pursuant to which the executive officer shall receive a base salary at an annual rate of $235,000, subject to annual increases as determined by the Company's Chief Executive Officer. The Company's Chief Financial Officer is also eligible for cash bonuses and other typical employment benefits. In addition, the executive officer received 300,000 options to purchase shares of the Company's common stock at an exercise price of $1.48 per share, with a term of 10 years from the date of grant. Options granted vest 25% after 12 months of employment, with the remainder vesting over the next 36 months, subject to accelerated vesting in the event of a "Change in Control," as defined in the employment agreement, or in certain other circumstances. Under certain departure circumstances, the executive officer could be eligible to receive payments equal to six month's salary.

Note 8. Income taxes

Deferred income taxes represent the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities and related valuation allowances as of December 31 are as follows (in thousands):

Deferred tax assets	2006	2007
Net operating loss carryforwards	$ 4,689	$ 7,919
Property and equipment	351	122
Intangible assets	58	1,111
Other	112	262
Total deferred tax assets	5,210	9,414
Valuation allowance	(5,210)	(9,414)
Deferred tax assets, net of valuation allowance.	$ -	$ -

The Company has recorded no provision for income taxes due to net losses incurred. A valuation allowance has been recorded against deferred tax assets as it has not been determined that it is more likely that not that these deferred tax assets will be realized. As of December 31, 2007, the Company has net operating loss carryforwards of approximately $21.0 million and $12.0 million for federal and state income tax purposes, respectively, which expire beginning in 2024 (federal) and 2014 (state). Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Further, as a result of ownership changes, the Company may be subject to annual limitations on the amount of net operating loss utilizable in any tax year.

The difference between the expected benefit computed using the statutory tax rate and the recorded benefit of zero is primarily due to the change in the valuation allowance. The change in the valuation allowance was approximately $2.9 million and $4.2 million in 2006 and 2007, respectively.

Note 9. Subsequent events

On January 25, 2008, the Company entered into a Securities Purchase Agreement with select accredited investors related to the sale of common stock and warrants to purchase shares of common stock. The Company closed the private placement on January 25, 2008, and issued an aggregate of 1,428,572 shares of common stock and warrants to purchase an aggregate of 642,858 shares of common stock. The aggregate gross proceeds raised by the Company were approximately $2.0 million. Each share was sold to the investors at $1.40 per share. The warrants expire five years from the date of issue and may be exercised at $2.50 per share, subject to adjustment in certain circumstances. The private placement was conducted pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder.

On February 19, 2008, we entered into a Securities Purchase Agreement with W.Health L.P., relating to the sale of (i) our common stock, (ii) an unconditional warrant to purchase common stock and (iii) a conditional warrant to purchase common stock. Pursuant to the terms of the Securities Purchase Agreement, we sold and issued to W.Health L.P. 7,142,857 shares of common stock at a price of $1.40 per share, for a total purchase price of $10.0 million.

The unconditional warrant provides W.Health L.P. the right to purchase 4,285,715 shares of common stock at an exercise price of $2.50 per share, subject to adjustment under certain circumstances. The unconditional warrant is exercisable at any time through February 27, 2013 and may be exercised on a cashless basis.

The conditional warrant is exercisable only under certain circumstances, including (i) our failure to become listed on The NASDAQ Stock Market or the American Stock Exchange on or before February 27, 2011, (ii) our failure to maintain listing on The NASDAQ Stock Market or the American Stock Market for certain specified time periods or (iii) if we are acquired by or merge with another unaffiliated entity for consideration to the Company of an amount equal to or less than $2.50 per share before February 27, 2013 (each, an "Exercise Event"). Upon the occurrence of an Exercise Event, the W.Health L.P. will have the right to purchase such number of shares of common stock, calculated as of the initial date of exercise, equal to twenty percent (20%) of the total number of shares of capital stock on a fully diluted basis, taking into account such issuance, using the treasury method, at an exercise price of $0.001 per share, subject to adjustment under certain circumstances. The conditional warrant will expire upon the occurrence of certain specific events, but in any event, no later than February 27, 2013. The conditional warrant may be exercised on a cashless basis.

In connection with the sale of common stock to W.Health, L.P., we entered into registration rights agreements, which require us to file with the Securities and Exchange Commission and cause to be made effective, initial registration statements covering the resale of the common stock and the common stock issuable upon exercise of the warrants within specified time periods.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORGANIC TO GO FOOD CORPORATION

By: /s/ Jason Brown
Jason Brown
Title : Chief Executive Officer and Chairman

Date: March 31, 2008

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Jason Brown Jason Brown	Chief Executive Officer and Chairman (Principal Executive Officer)	March 31 , 2008
/s/ Michael Gats Michael Gats	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 31, 2008
/s/ Dave Smith Dave Smith	Director	March 31 , 2008
/s/ Peter Meehan Peter Meehan	Director	March 31, 2008
/s/ Roy Bingham Roy Bingham	Director	March 31, 2008
/s/ Douglas Lioon Douglas Lioon	Director	March 31, 2008
S.M. "Hass" Hassan	Director	March 31, 2008
/s/ Dr. Gunnar Weikert Dr. Gunnar Weikert	Director	March 31, 2008

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement and Plan of Merger and Reorganization, dated as of January 11, 2007 (1)
2.2	First Amendment to Agreement and Plan of Merger and Reorganization and Company Disclosure Schedule, dated as of February 12, 2007 (2)
3.1	Amended and Restated Certificate of Incorporation (3)
3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation (4)
3.3	Amended and Restated Bylaws (5)
4.1	Specimen Common Stock Certificate (2)
4.2	Form of Warrant (2)
4.3	Form of Warrant issued in connection with June 28, 2007 Private Placement (6)
4.4	Form of Warrant issued in connection with October 2007 Private Placement (7)
4.5	Form of Warrant issued in connection with January 2008 Private Placement (14)
4.6	Form of Unconditional Warrant issued in connection with February 2008 Private Placement (16)
4.7	Form of Conditional Warrant issued in connection with February 2008 Private Placement (16)
10.1	Asset Purchase Agreement by and between Organic Holding Company, Inc. and Briazz Inc. (2)
10.2	Asset Purchase Agreement by and among Vinaigrettes LLC, Dan Karzen and Organic Holding Company, Inc. (2)
10.3	Placement Agent Agreement, dated December 18, 2006, by and between Organic Holding Company, Inc. and Burnham Hill Partners, a division of Pali Capital, Inc. (2)
10.4	Form of Subscription Agreement by and between SP Holding Corporation and the Investors (2)
10.5	2007 Equity Participation Plan of Organic To Go Food Corporation (4)
10.6	Escrow Agreement, dated June 20, 2007 (6)
10.7	Securities Purchase Agreement, dated June 26, 2007 (6)

10.8	Registration Rights Agreement, dated June 26, 2007 (6)
10.9	Joinder to each of the Securities Purchase Agreement and the Registration Rights Agreement, dated June 28, 2007 (10)
10.10	Employment Agreement between Organic To Go, Inc. and Andrew Jacobs (11)
10.11	Escrow Agreement, dated October 10, 2007 (7)
10.12	Securities Purchase Agreement, dated October 12, 2007 (7)
10.13	Registration Rights Agreement, dated October 12, 2007 (7)
10.14	Joinder to each of the Securities Purchase Agreement and the Registration Rights Agreement, dated October 12, 2007 (9)
10.15	Agreement of Purchase and Sale of Assets (8)
10.16	First Amendment to Agreement of Purchase and Sale of Assets (8)
10.17	Employment Agreement by and between Michael Gats and Organic To Go Food Corporation (13)
10.19	Securities Purchase Agreement, dated January 25, 2008 (14)
10.20	Employment Agreement by and between Jason Brown and Organic To Go Food Corporation (15)
10.21	Securities Purchase Agreement, dated February 19, 2008 (16)
10.22	Registration Rights Agreement, dated February 27, 2008 (16)
10.23	Deferred Registration Rights Agreement, dated February 27, 2008 (16)
16.1	Letter from De Leon & Company, P.A. to the SEC, dated March 7, 2007 (12)
21.1	List of Subsidiaries (2)
23.1	Consent of Rose, Snyder & Jacobs*
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes - Oxley Act of 2002 *
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes - Oxley Act of 2002*
32.1	Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes - Oxley Act of 2002*
*	Filed herewith

(1) Filed on January 17, 2007 as an exhibit to our Current Report on Form 8-K and incorporated herein by reference.

(2) Filed on February 13, 2007 as an exhibit to our Current Report on Form 8-K and incorporated herein by reference.

(3) Filed on December 13, 2003 as an exhibit to our Current Report on Form 8-K and incorporated herein by reference.

(4) Filed on May 21, 2007 as an exhibit to our Current Report on Form 8-K and incorporated herein by reference.

(5) Filed on May 14, 2001 as an exhibit to our report on Form 10-QSB and incorporated herein by reference.

(6) Filed on June 27, 2007 as an exhibit to our Current Report on Form 8-K and incorporated herein by reference.

(7) Filed on October 18, 2007 as an exhibit to our Current Report on Form 8-K and incorporated herein by reference.

(8) Filed on October 24, 2007 as an exhibit to our Current Report on Form 8-K and incorporated herein by reference.

(9) Filed on November 5, 2007 as an exhibit to our Current Report on Form 8-K and incorporated herein by reference.

(10) Filed on June 29, 2007 as an exhibit to our Current Report on Form 8-K and incorporated herein by reference.

(11) Filed on July 13, 2007 as an exhibit to our Registration Statement on Form SB-2 and incorporated herein by reference.

(12) Filed on March 9, 2007 as an exhibit to our Current Report on Form 8-K and incorporated herein by reference.

(13) Filed on December 19, 2007 as an exhibit to our Current Report on Form 8-K and incorporated herein by reference.

(14) Filed on January 28, 2008 as an exhibit to our Current Report on Form 8-K and incorporated herein by reference.

(15) Filed on February 13, 2008 as an exhibit to our Current Report on Form 8-K and incorporated herein by reference.

(16) Filed on February 25, 2008 as an exhibit to our Current Report on Form 8-K and incorporated herein by reference.

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Organic To Go Food Corporation:

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-143118) of Organic To Go Food Corporation of our report dated March 17, 2008 relating to the consolidated financial statements which appear in this Form 10-K.

Rose, Snyder & Jacobs
A Corporation of Certified Public Accountants

Encino, California
March 27, 2008

CERTIFICATION

I, Jason Brown, certify that:

1. I have reviewed this annual report on Form 10-K of Organic To Go Food Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures, and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: March 31, 2008

By: /s/ Jason Brown
Name: Jason Brown
Title: Chief Executive Officer

CERTIFICATION

I, Michael Gats, certify that:

1. I have reviewed this annual report on Form 10-K of Organic To Go Food Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures, and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: March 31, 2008

By: /s/ Michael Gats
Name: Michael Gats
Title: Chief Financial Office

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Organic To Go Food Corporation, (the "Company") on Form 10-K for the period ending December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Jason Brown, chief executive officer of the Company; and Michael Gats, chief financial officer of the Company, certify, pursuant to 18 U.S.C. Sec.1350, as adopted pursuant to Sec.906 of the Sarbanes-Oxley Act of 2002, that, to their knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Jason Brown

Jason Brown
Chief Executive Officer

/s/ Michael Gats

Michael Gats
Chief Financial Officer

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END